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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                           Recovery Engineering, Inc.
                           (Name of Subject Company)

                           Recovery Engineering, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
            (including the associated Common Stock purchase rights)
                         (Title of Class of Securities)

                                  756269 10 6
                     (CUSIP Number of Class of Securities)

                               Brian F. Sullivan
                      Chairman and Chief Executive Officer
                           Recovery Engineering, Inc.
                             9300 North 75th Avenue
                          Minneapolis, Minnesota 55428
                                 (612) 315-5500
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                   Copies to:

                                 Eric O. Madson
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                               2800 LaSalle Plaza
                               800 LaSalle Avenue
                          Minneapolis, Minnesota 55402
                                 (612) 349-8500

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Item 1. Security and Subject Company.

  The name of the subject company is Recovery Engineering, Inc., a Minnesota corporation (the "Company"), and the address of its principal executive office is 9300 North 75th Avenue, Minneapolis, Minnesota 55428. The title of the class of equity securities to which this Statement relates is the common stock of the Company, par value $.01 per share (the "Common Stock"), and the associated Common Stock purchase rights under the Company's Rights Agreement dated January 30, 1996, between the Company and Norwest Bank Minnesota, N.A, as Rights Agent, as amended (the "Rights Agreement"). The shares of Common Stock, together with the associated rights pursuant to the Rights Agreement, are referred to herein as the "Shares."

Item 2. Tender Offer of the Bidder.

  This Statement relates to the tender offer by Tenzing, Inc., a Minnesota corporation ("Offeror"), a wholly owned subsidiary of The Procter & Gamble Company, an Ohio corporation ("Parent"), described in the Tender Offer Statement on Schedule 14D-1, dated September 1, 1999 (the "Schedule 14D-1"), to acquire all outstanding Shares at a price of $35.25 per share of Common Stock outstanding, net to the seller in cash, without interest thereon (the "Offer Price" or the "Merger Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 1999 (the "Offer to Purchase") and the related letter of transmittal (which, together with the Offer to Purchase constitute the "Offer" and are contained within the Schedule 14D-1).

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 26, 1999 (the "Merger Agreement"), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

  As set forth in the Schedule 14D-1, the principal executive offices of Parent and Offeror are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Information Statement dated September 1, 1999 (the "Information Statement") attached hereto as Annex I. The Information Statement is being furnished to shareholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with Offeror's right (after consummation of the Offer) to designate persons to the board of directors of the Company (the "Board of Directors" or "Board") other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference. Except as described in this Item 3(b)(1), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest, between the Company or its affiliates and the Company or any of its executive officers, directors or affiliates.

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    (2) Descriptions of (i) the Merger Agreement, (ii) the Confidentiality
        Agreement, (iii) the Stock Option Agreement, (iv) the Tender and Option Agreement, (v) the Consulting Agreement, Non-Competition Agreement and Letter of Understanding for Brian F. Sullivan, and
        (vi) the Non-Competition Agreement and Letter of Understanding for Reed A. Watson are set forth below. Except as described in this
        Item 3(b)(2), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest, between the Company or its affiliates and Parent, Offeror or any of their respective executive officers, directors or affiliates.

                             THE MERGER AGREEMENT

  The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 1 to the Schedule 14D-9.

  The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and Offeror have expressly reserved the right to waive certain conditions to the Offer, but without the prior written consent of the Company, Offeror has agreed not to (i) waive the condition that there be validly tendered and not withdrawn prior to expiration of the Offer at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), (ii) reduce the number of Shares subject to the Offer,
(iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer or (vi) amend or modify any term or condition of the Offer in any manner adverse to the holders of Shares. Notwithstanding the foregoing, Offeror may, in its reasonable discretion without the consent of the Company, extend the Offer at any time and from time to time (A) if by 12:00 midnight, New York City time, on Wednesday, September 29, 1999 (or any other date or time then set as the "Expiration Date") any of the conditions to the Offer shall not have been satisfied or waived, (B) for any period required by any statute or rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or its staff applicable to the Offer, (C) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer, and (D) if all Offer conditions are satisfied or waived but the number of Shares tendered is more than 80%, but less than 90%, of the then outstanding number of Shares, for an aggregate period of not more than ten business days (for all such extensions under this clause (D)) beyond the latest expiration date that would be permitted under clause (A), (B) or (C) of this sentence. In addition, the Merger Agreement provides that if any condition to the Offer is not satisfied at the Expiration Date but is reasonably capable of being satisfied within three business days thereof, Offeror shall, and Parent shall cause Offeror to, extend the Offer for three business days and Parent and the Company shall each use reasonable efforts to cause such condition to become satisfied during such three business day period.

  Conditions to the Offer. Notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, Offeror shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares unless (i) the Minimum Condition is satisfied and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect at the scheduled expiration of the
Offer:

    (a) there shall have been instituted or pending any litigation before any court or other governmental entity which seeks to or, if successful, would
  (i) challenge or restrict the acquisition by Parent or Offeror

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  (or any of its affiliates) of Shares pursuant to the Offer or the Merger, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain any damages in connection therewith, (ii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal or otherwise restrict or prohibit consummation of the Offer or the Merger, (iii) impose limitations on the ability of Parent or Offeror (or any of their affiliates) effectively to acquire, operate or hold, or require Parent, Offeror or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of any one of them or their subsidiaries or affiliates, (iv) impose limitations on the ability of Parent, Offeror or their affiliates to exercise full rights of ownership of the Shares acquired by it pursuant to the Offer or the Merger, including, without limitation, the right to vote the Shares acquired by it on all matters properly presented to the shareholders of the Company, (v) restrict any future business activity by Parent, Offeror, the Company or any of their affiliates, including, without limitation, requiring the prior consent of any person or entity (including any governmental entity) to future transactions by Parent, Offeror, the Company or any of their affiliates, or
  (vi) otherwise affect Parent, Offeror, the Company or any of their respective affiliates, which, in each such case described in (i) through
  (vi), is reasonably likely to have a material adverse effect on the Company, Parent or Offeror or otherwise make consummation of the Offer or the Merger unduly burdensome; or

    (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any governmental entity, any law (other than the HSR Act) that is reasonably likely to result in any of the consequences referred to in subsection (a) above; or

    (c) the Merger Agreement shall have been terminated in accordance with its terms; or

    (d) (i) any of the representations and warranties made by the Company in the Merger Agreement or in any ancillary document (which for purposes of this clause (d) shall be read as though none of them contained any material adverse effect or materiality qualifications) shall not have been true and correct in all respects when made, or shall thereafter have ceased to be true and correct in all respects as if made as of such later date (other than representations and warranties made as of a specified date), except where the failure of the representations and warranties to be true and correct in all respects would not in the aggregate have a material adverse effect on the Company, or (ii) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement; or

    (e) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to Parent or Offeror or shall have withdrawn or failed to confirm within five business days of Parent's request therefor its recommendation of the Offer or the Merger or shall have recommended acceptance of any Acquisition Proposal (as defined in "No Solicitation" below) or shall have resolved to do any of the foregoing; or

    (f) any change, new event or development shall have occurred or be threatened which, either individually or in the aggregate, would or is likely to have a material adverse effect on the Company, other than changes in general economic, financial, regulatory, political or market conditions.

  The foregoing conditions are for the sole benefit of Parent and Offeror and may be asserted by Parent or Offeror with respect to the consummation of the Offer regardless of the circumstances giving rise to any such condition (other than any action or inaction by Parent or Offeror) and may be waived by Parent or Offeror, in whole or in part, at any time and from time to time, in the reasonable discretion of Parent subject to the terms of the Merger Agreement. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering shareholders.

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  Consideration to be Paid in the Merger. The Merger Agreement provides that subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the Minnesota Business Corporation Act (the "Minnesota Law"), Offeror shall be merged with and into the Company and the separate existence of Offeror will cease, and the Company shall be the Surviving Corporation and shall be a wholly owned subsidiary of Parent. In the Merger, each share of common stock, $.01 par value per share, of Offeror issued and outstanding immediately prior to the time of filing of articles of merger relating to the Merger with the Secretary of State of the State of Minnesota, or such later time as may be set forth therein (the "Effective Time"), shall continue to remain outstanding and shall constitute one share of common stock of the Surviving Corporation. At the Effective Time, each outstanding Share (other than Shares owned by Parent or any direct or indirect subsidiary of Parent, or Shares held by shareholders, if any, who perfect their appraisal rights under Minnesota Law (the "Excluded Shareholders"), or Shares owned by the Company or its wholly owned subsidiary, Recovery Engineering International, Ltd. ("REI Barbados")), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, without interest. The Merger Agreement provides that (subject to the provisions of the Merger Agreement and the applicable provisions of Minnesota Law) the closing of the Merger shall occur on a date to be specified by the parties, which shall be no later than two business days after the satisfaction or waiver of the conditions to closing set forth in Article VIII of the Merger Agreement, unless another date is agreed to in writing by the parties thereto.

  Treatment of Stock Options and Warrants. The Merger Agreement provides that at the Effective Time, each outstanding option to purchase Shares under the Company's stock option plans (individually an "Option" and collectively, "Options"), whether or not then exercisable, and all warrants to acquire Shares (individually, a "Warrant" and collectively, "Warrants") outstanding immediately prior to the Effective Time, whether or not then exercisable, shall (by all appropriate and necessary action taken prior to the date of the Merger Agreement of the Board of Directors or such committee or committees of the Board as are vested with authority to administer the Company's stock option plans) be cancelled. Each holder of an Option or Warrant (other than Excluded Options) shall be entitled to receive for each Share subject to an Option or Warrant an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option or Warrant, without interest. "Excluded Options" are the options of holders set forth in
Section 3.1(d) of the Company Disclosure Letter to the Merger Agreement which such holders have agreed will be cancelled without payment at the Effective Time. All amounts payable in respect of Options and Warrants shall be subject to all applicable withholding of taxes. The Company has agreed to use its reasonable efforts to obtain all necessary consents, if any, of the holders of Options or Warrants to the cancellation of the Options or Warrants.

  Treatment of Convertible Notes. The Merger Agreement provides that the 5% Convertible Notes due 2003 of the Company (the "Convertible Notes") outstanding immediately prior to the Effective Time shall be cancelled and the holders of the Convertible Notes shall be entitled to receive an amount in cash equal to (i) the Merger Consideration times (ii) the number of Shares that would be issuable to such holders upon conversion of the Convertible Notes, based on the Merger Consideration (i.e., one Share for each $14.85 principal amount of the Convertible Notes). No consideration or other value shall be paid to the holders of the Convertible Notes in respect of the reset rights granted to the holders of the Convertible Notes pursuant to Section 9.6(j) of the Securities Purchase Agreement, dated as of July 19, 1996, as amended, between the Company and the other parties thereto. At the Effective Time, such reset rights will be cancelled and shall expire. The amounts payable in respect of the Convertible Notes shall be subject to all applicable withholding of taxes. The Company has obtained the consent of the holders of Convertible Notes to the cancellation of the Convertible Notes.

  Company ESPP. The Merger Agreement provides that prior to any public announcement that it has entered into the Merger Agreement, the Company shall have taken all corporate action necessary to amend the Company's 1994 Stock Purchase Plan (the "ESPP") such that, following the amendment of the ESPP, (i) no person shall commence to participate therein, (ii) no participant shall be permitted to increase the amount of payroll deductions in respect thereof,
(iii) the "Stock Purchase Date" (as defined in the ESPP) to occur on or first following amendment of the ESPP (whichever is earlier) shall be the final date on which Common Stock is

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purchased thereunder, and (iv) the ESPP shall be terminated effective on the
Effective Date. Promptly following such Stock Purchase Date, any payroll deductions not applied to the purchase of Shares shall be remitted to participants.

  Board Representation. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors as will give Parent representation on the Board of Directors equal to the product of (i) the total number of directors then on the Board of Directors and (ii) the percentage that the number of Shares purchased by Offeror or Parent bears to the number of Shares then outstanding, rounded up to the next whole number, and the Company shall, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be so elected. At the request of Parent, the Company will use its reasonable efforts to cause such individuals designated by Parent to constitute the same percentage of (i) each committee of the Board of Directors, (ii) the board of directors of REI Barbados, and (iii) the committees of the board of directors of REI Barbados. The Company's obligations to appoint designees to the Board of Directors are subject to
Section 14(f) of the Exchange Act. Notwithstanding anything stated in the Merger Agreement, if Shares are purchased pursuant to the Offer, Parent and Offeror shall use reasonable efforts to assure that until the Effective Time, the Board of Directors has at least one director who is a director on the date of the Merger Agreement and is not an employee of the Company.

  The Merger Agreement also provides that following the election or appointment of Parent's designees and prior to the Effective Time, the approval of a majority of the directors of the Company then in office who are not designated by Parent shall be required to authorize (i) any amendment to the Company's articles of incorporation or bylaws, (ii) any termination of the Merger Agreement, (iii) any amendment of the Merger Agreement requiring action by the Board of Directors, (iv) any extension of time for the performance of the obligations or other acts of Parent or Offeror and (v) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

  Shareholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall (i) call a meeting of its shareholders (the "Shareholder Meeting") for the purpose of voting upon the Merger, (ii) hold the Shareholder Meeting as soon as practicable following the termination or expiration of the Offer or the purchase of Shares pursuant to the Offer, (iii) submit the Merger Agreement and the transactions contemplated thereby for approval of the Company's shareholders at the Shareholder Meeting and (iv) recommend to its shareholders the approval of the Merger, unless it has received a written opinion from outside counsel that such recommendation would violate the Board of Directors' fiduciary duty under applicable law. At the Shareholder Meeting, Parent and Offeror shall cause all Shares then owned by them to be voted in favor of approval and adoption of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if Offeror or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a shareholders meeting in accordance with Section 302A.621 of the Minnesota Law.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence, qualification, good standing, corporate power and authority of the Company and REI Barbados; (ii) the capital structure of the Company and REI Barbados; (iii) the due authorization, execution, delivery and performance of the Merger Agreement, the Stock Option Agreement (as described below), and the documents contemplated thereby (the Stock Option Agreement and such other documents, collectively, the "Ancillary Documents") and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iv) required filings, consents and approvals and the absence of any violations, breaches or defaults which would result from performance by the Company of the Merger Agreement and the Ancillary Documents; (v) the accuracy of reports filed by the Company with the Commission (including financial

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statements) since January 1, 1996; (vi) the absence of certain changes or events; (vii) the absence of any material litigation; (viii) the absence of any undisclosed material liabilities; (ix) certain employee benefit matters;
(x) compliance with applicable laws, licenses and permits and the absence of any default or violation with respect to material contracts; (xi) antitakeover statutes; (xii) environmental matters relating to the Company and REI Barbados; (xiii) the opinion of Goldman, Sachs & Co. ("Goldman Sachs" or the "Financial Advisor"); (xiv) certain tax matters; (xv) compliance with the Company's articles of incorporation and bylaws; (xvi) certain intellectual property matters; (xvii) title to assets; (xviii) year 2000 compliance; (xix) insurance; (xx) the Rights Agreement; (xxi) the absence of brokers or finders other than the Financial Advisor; (xxii) the accuracy of the Schedule 14D-9 filed by the Company; (xxiii) labor and employment matters; (xxiv) the validity and enforceability of material contracts; (xxv) the possession by the Company and REI Barbados of necessary licenses, permits, certificates of need, approvals and authorizations; and (xxvi) shareholder approvals.

  Parent and Offeror have also made certain representations and warranties, including with respect to (i) the due organization, existence, good standing and corporate power and authority of Parent and Offeror; (ii) the due authorization, execution, delivery and performance of the Merger Agreement, the Ancillary Documents and the Tender and Option Agreement (as described below) and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) required filings, consents and approvals and the absence of any violations, breaches or defaults which would result from performance by Parent or Offeror of the Merger Agreement, the Ancillary Documents and the Tender and Option Agreement; (iv) compliance by Parent and Offeror with their respective certificates or articles of incorporation and bylaws; (v) the accuracy of information provided by Parent or Offeror in the Schedule 14D-1 and the other documents pursuant to which the Offer is being made; (vi) approval by the board of directors of Parent of the Merger Agreement, the Merger and the other transactions contemplated thereby;
(vii) shareholder approvals; (viii) the lack of any contracts, agreements or arrangements that would trigger Section 302A.673 of the Minnesota Law; (ix) the activities of Offeror and its lack of subsidiaries; and (x) the sufficiency of funds available to Parent and Offeror for the consummation of the Offer and the Merger.

  Conduct of Interim Operations. The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company shall, and shall cause REI Barbados to, conduct its operations and business, in all material respects, in the ordinary and usual course of business and consistent with past practice, and use its reasonable efforts to preserve intact its business organizations' goodwill, maintain in effect all existing material qualifications, licenses, permits, approvals and authorizations, substantially comply with all applicable laws, keep available the services of its present executive officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers and others having business relationships with it.

  In addition, the Company has agreed, from the date of the Merger Agreement to the Effective Time, with certain exceptions, that it will not, and will cause REI Barbados not to: (i) except to the extent required by law or the rules and regulations of NASDAQ/NMS, amend or otherwise change its articles of incorporation or bylaws, (ii) with certain exceptions, issue, authorize, sell, pledge or dispose of, grant or otherwise create any additional shares of, or any Options to acquire any shares of, its capital stock or any debt or equity securities convertible into or exchangeable for such capital stock or accelerate any right to convert or exchange or acquire any of its securities for any such shares or ownership interest, or take any action to cause to be exercisable any otherwise unexercisable Option granted under any of the Company's stock option plans; (iii) purchase, redeem or otherwise acquire or retire any shares of its capital stock or any long-term debt; (iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, or subdivide, reclassify, recapitalize, split, combine or exchange any of its shares of capital stock or otherwise change its capitalization as it exists on the date of the Merger Agreement; (v) incur or become contingently liable with respect to any indebtedness for borrowed money or the deferred purchase price for property or services or pursuant to any capital lease or other financing or guarantee any such indebtedness or issue any debt securities, (vi) except as may be required by applicable laws or the Merger Agreement, (a) increase the compensation payable or to become payable to, or enter into any employment agreement with its executive officers or employees, except in the ordinary course of business consistent with past practice; (b) grant any

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severance or termination pay to any director, executive officer or employee of the Company or REI Barbados, except pursuant to existing benefit plans of the Company; (c) enter into any severance agreement with any director, executive officer or employee or (d) except as required by applicable laws, establish, adopt, enter into, terminate, withdraw from or amend in any material respect or take action to accelerate or waive any rights or benefits under any plan, program or arrangement of the Company, (vii) take any action, other than reasonable actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures, except as may be required by generally accepted accounting principles, make any material tax election, settle any material tax liability or audit or, except as required by law, amend in any material respect any material tax return, (viii) acquire by merger, purchase or otherwise an equity interest in or a substantial portion of the assets of any business or any business entity; (ix) mortgage or otherwise encumber or subject to any lien, or sell, transfer or otherwise dispose of, any of its properties or assets, other than certain transactions in the ordinary course of business and consistent with past practice; (x) settle or compromise any material pending or threatened litigation; (xi) make any advance, loan, extension of credit or capital contribution to, or purchase or acquire (by merger or otherwise) any stock, bonds, notes, debentures or other securities of, or any assets constituting a business unit of, or make any other investment in, any person, firm or entity, with certain exceptions;
(xii) make any capital expenditures in the aggregate for the Company and REI Barbados in excess of the amounts specified in the Company's budget for capital expenditures, (xiii) waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company is a party; (xiv) (a) enter into any contracts with distributors or sales agents other than contracts terminable without penalty on less than 30 days' notice, (b) enter into any contracts to distribute products for others or which restrict the ability of the Company, REI Barbados or the Company's affiliates to compete or (c) enter into any other contracts that would constitute Material Contracts (as defined in the Merger Agreement); or (d) amend any of the foregoing agreements as they exist on the date hereof; (xv) amend or waive the Rights Agreement, or redeem the Rights, except in connection with the transactions contemplated under the Merger Agreement or the Ancillary Documents; (xvi) effect any material change in the Company's advertising, product promotion or brand support policies or programs or commit to any significant new product promotion or advertising campaign; (xvii) effect any material change in the Company's billing practices or sales terms, or cause or permit a material acceleration or delay in the manufacture, shipment or sale of inventory, the collection of accounts or notes receivable or the payment of accounts or notes payable; (xviii) enter into any contracts for derivatives; (xix) waive, relinquish, release or terminate any right or claim, including any such right or claim under any Material Contract, except in the ordinary course of business consistent with the customary past practice of the Company, or permit any rights of material value to use any intellectual property to lapse or be forfeited; (xx) take any action to cause the Common Stock to be delisted from the NASDAQ/NMS prior to the completion of the Offer;
(xxi) take any action that would reasonably be expected to render Parent's and Offeror's representations and warranties under the Merger Agreement to be untrue or result in Parent or Offeror being unable to perform their respective obligations or comply with their respective covenants under the Merger Agreement; or (xxii) agree in writing or otherwise to take any of the foregoing actions.

  Access to Information. Under the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company and REI Barbados have agreed to (i) afford to the officers, employees, auditors, agents and advisors of Parent full access at all reasonable times to all of its officers, employees, agents, properties, offices, plants and other facilities, books, records and tax returns, (ii) furnish promptly to Parent all financial, operating and other data and information as may be reasonably requested, and
(iii) permit Parent to make such copies of documents and such inspections and investigations, including, without limitation, such environmental assessments and testing as Parent may request. Such information shall be held in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement (as defined in "CONFIDENTIALITY AGREEMENT" below), which shall remain in full force and effect.

  No Solicitation. The Company has agreed in the Merger Agreement that the Company shall not, and shall not permit REI Barbados or any officer or director to, and shall use its best efforts to cause the employees, agents or other authorized representatives of the Company and REI Barbados not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, facilitate or assist (including by furnishing any information or providing any access to the properties, books or records of the Company) any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of assets representing a material portion of the assets of the Company and REI Barbados, taken as a whole, sale of shares of capital stock representing, individually or in the aggregate, 10% or more of the voting power of the Company, including, without limitation, by way of a tender offer or exchange offer for shares of capital stock representing 10% or more of the voting power of the Company (any of the foregoing proposals or inquiries being an "Acquisition Proposal"), (ii) engage in negotiations concerning, or provide any information or data relating to the Company or REI Barbados for the purposes of making any Acquisition Proposal, (iii) agree to, approve or recommend any Acquisition Proposal or (iv) take any other action inconsistent with the obligations and commitments assumed by the Company pursuant to the "No Solicitation" provisions of the Merger Agreement. Nothing in the Merger Agreement, however, shall prevent the Company or its Board of Directors from
(A) furnishing nonpublic information to, entering into customary confidentiality agreements with, or entering into discussions with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal to the Company or its shareholders if the Company provides Parent with at least two business' days notice of its intent to do so and the Acquisition Proposal is made in writing prior to Offeror and/or Parent having purchased any Shares under the Offer, and the Board of Directors, by action of a majority of the entire Board of Directors, determines in good faith that such Acquisition Proposal constitutes, or is reasonably likely to constitute, a Superior Proposal or (B) taking and disclosing to its shareholders a position with respect to such Acquisition Proposal or making any other public disclosure that, in the written opinion of the Company's counsel, is required by applicable law; provided, however, that the Board of Directors will not recommend that the shareholders of the Company tender their Shares into any tender offer unless (i) the Board of Directors determines that such tender offer constitutes a Superior Proposal and (ii) the Company has provided Parent and Offeror with not less than two business days' prior notice of its intent to do so.

  For purposes of the Merger Agreement, "Superior Proposal" means a bona fide written Acquisition Proposal which (A) (i) was not solicited, encouraged or knowingly facilitated in violation of the Merger Agreement, (ii) was received in writing by the Company prior to Offeror and/or Parent having purchased any Shares under the Offer and (iii) a majority of the members of the Board of Directors determines in their good faith judgment (after consultation with independent financial advisors) to be more favorable from a financial point of view to the Company and its shareholders than the Merger after giving effect to any increase in the Merger Consideration, and (B) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal; provided, however, that an Acquisition Proposal shall not constitute a Superior Proposal if the Acquisition Proposal is subject to a financing condition unless the Board of Directors, by action of a majority of the entire Board of Directors in good faith, based on the advice of the Financial Advisor or another nationally recognized investment banking firm, determines that the Acquisition Proposal is readily financeable.

  The Company has also agreed to immediately cease and terminate any existing activities, discussions or negotiations by the Company or any of its authorized representatives conducted heretofore with respect to any of the foregoing, take the necessary steps to inform such parties of the obligations undertaken in the "No Solicitation" provisions of the Merger Agreement, and request that such parties promptly return all documents (and all copies thereof) furnished to them by the Company or its authorized representatives in connection with such activities, discussions and negotiations. The Company shall also (i) promptly notify Parent in writing after receipt by it or its authorized representatives of any Acquisition Proposal or any inquiries indicating that any person is considering making an Acquisition Proposal, and provide a copy of such Acquisition Proposal or, in connection with any non-written inquiry or Acquisition Proposal, a written statement setting forth in detail a description of the inquiry or the terms and conditions of the Acquisition Proposal, (ii) promptly notify Parent in writing after receipt of any request for nonpublic information relating to it or REI Barbados or for access to its or REI Barbados' properties, books or records by any person that, to the knowledge of the Company's executive officers, may be considering making an Acquisition Proposal and (iii) promptly keep Parent advised of the status of any such Acquisition Proposal, indication or request.

  Fees and Expenses. Except as otherwise provided in the Merger Agreement, whether or not the Offer is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the expenses incurred in connection with printing certain of the documents to be filed with the Commission shall be paid in equal shares by the Company and Parent.

  The Merger Agreement provides that, under certain circumstances, the Company shall pay to Parent a fee equal to $11.865 million (the "Termination Fee"). The Company is obligated to pay the Termination Fee under the following circumstances: (i) the Company terminates the Merger Agreement because, prior to Offeror and/or Parent having purchased any Shares under the Offer, the Board of Directors shall have concurrently approved, and the Company shall have concurrently entered into, a definitive agreement providing for the implementation of a Superior Proposal; (ii) Parent terminates the Merger Agreement because the Board of Directors has modified or amended its recommendation of the Offer or the Merger in any manner adverse to Parent or Offeror or has withdrawn or failed to confirm within five business days of Parent's request therefor its recommendation of the Offer or the Merger or has recommended acceptance of any Acquisition Proposal or has resolved to do any of the foregoing; and (iii) Parent terminates the Merger Agreement upon the termination or expiration of the Offer because the Minimum Condition shall not have been satisfied and (x) at the time of such termination an Acquisition Proposal is outstanding and (y) during the term of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Board of Directors recommends an Acquisition Proposal or the Company enters into an agreement providing for an Acquisition Proposal or a transaction contemplated by an Acquisition Proposal occurs.

  Other Agreements. The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, each of the Company, Parent and Offeror shall (i) make promptly its respective filings, and any other required submissions, under the HSR Act with respect to the transactions contemplated by the Merger Agreement, and (ii) use reasonable efforts to take or cause to be taken all appropriate action, and do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated thereby, including using reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities, and obtain all consents and approvals from parties to contracts with the Company and Parent and their respective subsidiaries as are necessary for the transactions contemplated thereby; provided, however, that Parent shall not be required by any provision of the Merger Agreement to take any action, including entering into any consent decree that requires the divestiture of a material amount of assets of Parent or any of its subsidiaries. Each of Parent and the Company shall, subject to Parent's direction, use all its reasonable efforts to contest any proceeding seeking a preliminary injunction or other legal impediment to, and to resolve any objections as may be asserted by any governmental entity with respect to, the Offer and/or the Merger under the HSR Act or any other antitrust laws. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement shall use their reasonable efforts to take all such action.

  The Merger Agreement also contains agreements on (i) notification of certain matters, (ii) the restructuring of the Merger, (iii) the Shareholder Meeting,
(iv) the preparation of a proxy statement and its compliance with the federal securities laws, (v) public announcements with respect to the Merger Agreement or any of the transactions contemplated thereby and (vi) the Confidentiality Agreement.

  Conditions to the Merger. The Merger Agreement provides that the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver of each of the following conditions: (i) if the approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement shall have been approved by holders of the Shares in accordance with the Minnesota Law and the Company's articles of incorporation and bylaws; (ii) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (iii) none of the parties to the Merger Agreement shall be subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by the Merger Agreement.

  The obligations of the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived by the Company: (a) the representations and warranties of Parent and Offeror contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case at and as of the Effective Time with the same force and effect as though made at and as of the Effective Time (except and to the extent a representation or warranty speaks specifically as of an earlier date or except as contemplated by the Merger Agreement), (b) Parent and Offeror have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time and (c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by an executive officer of Parent, evidencing compliance with clauses (a) and (b).

  The obligations of Parent and Offeror to effect the Merger are subject to the satisfaction of the following conditions, unless waived by Parent and
Offeror: (a) the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case at and as of the Effective Time with the same force and effect as though made at and as of the Effective Time (except and to the extent a representation or warranty speaks specifically as of an earlier date or except as contemplated by the Merger Agreement), (b) the Company has performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time, (c) the Company shall have delivered to Parent a certificate, dated the Effective Time and signed by an executive officer of the Company, evidencing compliance with clauses (a) and (b), and (d) Offeror and/or Parent shall have accepted for payment and paid for all of the Shares tendered pursuant to the Offer.

  Termination. The Merger Agreement, notwithstanding approval thereof by the shareholders of the Company, may be terminated at any time prior to the Effective Time:

    (a) by mutual written consent of the Company and Parent;

    (b) by Parent or the Company, if (i) the Effective Time shall not have occurred on or before 180 days from the date of the Merger Agreement; provided, however, that the right to terminate the Merger Agreement pursuant to clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (ii) any governmental entity, the consent of which is a condition to the obligations of the Company and Parent to consummate the transactions contemplated by the Merger Agreement, shall have determined not to grant its consent and all appeals of such determination shall have been taken and have been unsuccessful; (iii) any court of competent jurisdiction shall have issued an order, judgment or decree restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; or (iv) upon a vote at a duly held meeting or upon an adjournment thereof, the shareholders of the Company shall have failed to approve the Merger or give any requisite approval in connection therewith;

    (c) by the Company, if prior to Offeror and/or Parent having purchased any Shares under the Offer, the Board of Directors shall concurrently approve, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Proposal; and

    (d) by Parent, (i) upon the termination or expiration of the Offer without the purchase of any Common Stock thereunder if the Minimum Condition shall not have been satisfied; (ii) the failure of any condition specified in "Conditions to the Offer" above prior to Offeror and/or Parent having purchased any shares of Common Stock under the Offer, regardless of whether the Offer is made, which failure either continues through, or cannot in Parent's reasonable judgment be cured prior to, the date the Offer is scheduled to expire (if the Offer has been commenced) or, if the Offer has not commenced, would be scheduled to expire if it were commenced on the business day after the date of the Merger Agreement; provided, however, that the right to terminate the Merger Agreement pursuant to this clause is not available to Parent if Parent's failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition; or (iii) the Board of Directors shall have modified or amended its recommendation of the Offer or the Merger in any manner adverse to Parent or Offeror or shall have withdrawn or failed to confirm within five business days of Parent's request therefor its recommendation of the Offer or the Merger or shall have recommended acceptance of any Acquisition Proposal or shall have resolved to do any of the foregoing.

  Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that from and after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each individual and every person who is or was a director or officer of the Company (the "Indemnified Parties"), against any expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of (provided that such settlement has been approved by Parent, such approval not to be unreasonably withheld), or otherwise incurred in connection with any claim, action, suit, proceeding, inquiry or investigation (a "Claim"), based in whole or in part on the fact that such person is or was a director, officer, employee or agent of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated thereby), in each case to the full extent permitted under the Minnesota Law and the Company's articles of incorporation and bylaws as in effect on the date of the Merger Agreement. Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances required under the Minnesota Law.

  For a period of six years after the Effective Time (or in the event any Claim is asserted within such six year period, until final disposition of that Claim), Parent shall cause the Surviving Corporation to keep in effect provisions in its articles of incorporation and bylaws providing for exculpation of director liability, advancement of expenses and indemnification of Indemnified Parties to the fullest extent permitted under the Minnesota Law, and such provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the right of indemnification of the Indemnified Parties.

  The Merger Agreement also provides that for a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company covering persons who are currently covered by the Company's directors' and officers' liability insurance policies with respect to actions or omissions occurring at or prior to the Effective Time to the extent that such policies are available; provided, however, that policies of at least the same coverage containing terms and conditions no less advantageous to the insured may be substituted therefor, and the Surviving Corporation shall not be required to expend amounts in excess of 150% of the current annual premiums for the twelve-month period ending November 15, 1999 (the "Maximum Premium"). In the event the annual premium payable for such insurance coverage exceeds the Maximum Premium, Parent shall be obligated to obtain and maintain in effect a policy with the greatest amount of coverage available for a cost not exceeding the Maximum Premium.

  Certain Employee Matters. The Merger Agreement provides that during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company and REI Barbados will continue to be provided with benefits in the aggregate that are (A) substantially equivalent to the benefits provided under Company benefit plans in effect on the date of the Merger Agreement or (B) if equal to or greater than the benefits described in clause (A) above, the benefits provided under benefit plans maintained by Parent for employees of Parent and Parent's subsidiaries (other than the Surviving Corporation and its subsidiaries). All vacation, holiday, sickness and personal days accrued by the employees of the Company and REI Barbados shall be honored. In addition, for a period of at least two years after the Effective Time (or for such longer or shorter period as is permitted or required by applicable statute), Parent has agreed that it will cause the Surviving Corporation to provide for the benefit of individuals who, immediately prior to the Effective Time, are former employees of the Company and REI Barbados with benefits that are substantially equivalent, in the aggregate, to the benefits that are provided to them immediately prior to the Effective Time under Company benefit plans.

  In the event that any employee of the Surviving Corporation or one of its subsidiaries is at any time after the Effective Time transferred to Parent or any affiliate of Parent (other than the Surviving Corporation and its subsidiaries) or becomes a participant in any employee benefit plan or arrangement maintained by or contributed by Parent or any affiliate of Parent (other than the Surviving Corporation and its subsidiaries), Parent will cause such plan or arrangement to treat the prior service of such employee with the Company and REI Barbados prior to the Effective Time to the extent prior service is generally recognized under such plan or arrangement of the Company, as service rendered to Parent or such affiliates for purposes of eligibility, vesting or entitlement to benefits under such plan or arrangement. Parent has also agreed that it shall cause to be waived any pre-existing condition limitation under its benefit plans that might otherwise apply to such employee (or a former employee). Parent agrees to recognize the dollar amount of all expenses incurred by such employees (or former employees) during the calendar year in which the Effective Time occurs for purposes of satisfying the calendar year deductibles and co-payment limitations for such year under the relevant benefit plans of Parent and its subsidiaries.

  Parent has represented in the Merger Agreement that its current intent is to cause the Surviving Corporation to maintain its principal production facility in the Minneapolis, Minnesota metropolitan area for a period of at least two years after the Effective Time.

  With respect to the employees of the Company and REI Barbados set forth on
Section 7.1(c) of the Company Disclosure Letter to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to maintain and fund the Company's incentive bonus plan as in effect on the date of the Merger Agreement (the "Current Plan") through the performance period ending December 31, 1999. For the performance period ending December 31, 1999, the portion of such bonuses that are based on the Company's operating income (the "Company Performance Component") shall not be less than 80% of the maximum amount of the Company Performance Component as described in such plan. If an employee is terminated without cause prior to December 31, 1999, such employee shall be paid such bonus in an amount prorated according to the period of the employee's service to the Company during 1999. Effective January 1, 2000, the Current Plan shall terminate, and such employees of the Company and REI Barbados shall commence to participate in Parent's incentive bonus plan (the "Parent Plan") and shall be entitled to an award from the Parent Plan which reflects (i) the actual period of participation of such employees in the Parent Plan and (ii) the actual performance of the applicable business unit during such period.

  Amendment. At any time before or after approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company and prior to the Effective Time, Parent or the Company may amend or supplement in writing the Merger Agreement with respect to any of its terms, except that following approval by the shareholders of the Company, there shall be no amendment or supplement which by law requires further approval by such shareholders without further approval by the shareholders of the Company.

  Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Offeror pursuant to the Offer. Although the Company has agreed to cause the Merger to be consummated on the terms contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

                           CONFIDENTIALITY AGREEMENT

  The following is a summary of the material terms of the Confidentiality Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 2 to the Schedule 14D-9.

  On June 24, 1999, the Financial Advisor (on behalf of the Company) and Parent entered into a confidentiality agreement, which agreement was amended on July 27, 1999 (the "Confidentiality Agreement").

The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed for a period of three years to keep confidential all non-public information furnished to it by the Company (the "Confidential Information") and to use such information solely for the purpose of evaluating a possible transaction between Parent and the Company. Parent has also agreed in the Confidentiality Agreement that, for a period of three years after the date of the Confidentiality Agreement, neither it nor any of its affiliates will, without the prior written consent of the Company, generally solicit to employ (whether as an employee, officer, director, agent consultant or independent contractor) any person who was an employee of the Company on the date of the Confidentiality Agreement.

                            STOCK OPTION AGREEMENT

  The following is a summary of the material terms of the Stock Option Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 3 to the Schedule 14D-9.

  Concurrently with the execution and delivery of the Merger Agreement, the Company entered into the Stock Option Agreement with Parent (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent, on the terms and subject to the conditions thereof, an option to purchase up to 1,202,875 Shares. Any reference to a majority of the issued and outstanding Shares or Shares outstanding on a fully diluted basis, or similar references, for purposes of this Schedule 14D-9, as provided in the documents described herein, excludes from the determination thereof any shares of Common Stock issuable upon the exercise of the Stock Option Agreement.

  Grant and Exercise of Purchase Option. Under the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Parent Option") to purchase up to 1,202,875 Shares (the "Option Shares") at a purchase price equal to $35.25 per share (the "Purchase Price"). The Parent Option may be exercised by Parent, in whole or in part, at any time, following (but not prior to) the occurrence of any event as a result of which Parent is entitled to receive the Termination Fee (a "Purchase Event"). The Parent Option is subject to appropriate adjustment in the event of any change in the number of issued and outstanding shares of capital stock of the Company to maintain Parent's rights under the Stock Option Agreement, including the right to purchase up to 19.9% of the capital stock of the Company entitled to vote generally for election of directors of the Company outstanding immediately prior to exercise; provided, however, that the Parent Option will terminate upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with its terms other than upon, during the continuance of, or after, a Purchase Event or an event which could lead to a Purchase Event, and (C) 120 days after the first occurrence of a Purchase Event. Any purchase of Option Shares upon exercise of the Parent Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications, filings, expiration of applicable waiting periods or authorizations, the failure of which to have obtained or made would have the effect of making the purchase of Option Shares by Parent illegal.

  In the event that Parent is entitled to and wishes to exercise the Parent Option, it will send to the Company a written notice (an "Exercise Notice") to that effect which specifies the number of Option Shares, if any, Parent wishes to purchase, the number of Option Shares, if any, with respect to which Parent wishes to exercise its Cash-Out Right (as defined below), and a date not later than 20 business days following the date such notice is given (the "Notice Date") for the closing of such purchase. Any exercise of the Parent Option and purchase of Option Shares will be subject to compliance with applicable laws, which may prohibit the purchase of the Option Shares specified in the Exercise Notice without first obtaining certain regulatory approvals. In such event, if the Parent Option is otherwise exercisable and Parent wishes to exercise the Parent Option, Parent may acquire the maximum number of Option Shares specified in the Exercise Notice that it is then permitted to acquire under the applicable laws, and if Parent thereafter obtains the necessary regulatory approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then it will be entitled to acquire the remaining balance. In the event that Parent exercised the Parent Option and either (i) Parent receives official notice that a regulatory approval required for the purchase of any Option Shares will not be issued or granted or (ii) such regulatory approval has not been issued or granted within six months of the date of the Exercise Notice, then Parent will have the right, but not the obligation, to exercise its Cash-Out Right with respect to the Option Shares for which such regulatory approval has not been issued or granted.

  Cash-Out Right. The Stock Option Agreement provides that if, at any time during the period commencing on a Purchase Event and ending on the termination of the Parent Option, Parent sends to the Company an Exercise Notice indicating Parent's election to exercise a cash-out right (the "Cash-Out Right"), then the Company will pay to Parent in exchange for the cancellation of the Parent Option with respect to such number of Option Shares as Parent specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price, for the 10 NASDAQ/NMS trading days commencing on the 12th NASDAQ/NMS trading day immediately preceding the Notice Date, per share of Common Stock as reported on the NASDAQ/NMS (or, if not listed on the NASDAQ/NMS, as reported on any other national securities exchange or national securities quotation system on which the Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported therein, any other authoritative source) and (ii) the Purchase Price. Notwithstanding the termination of the Parent Option, Parent will be entitled to exercise its Cash-Out Right if it has exercised such right in accordance with the terms of the Stock Option Agreement prior to the termination of the Parent Option.

  Registration Rights. The Stock Option Agreement provides that the Company will, if requested by Parent at any time within two years of the exercise of the Parent Option (a "Demand Registration"), as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale of any Option Shares or securities that have been acquired by or are issuable to Parent upon exercise of the Parent Option in accordance with the intended method of sale or other disposition stated by Parent, including a "shelf" registration statement under Rule 415 under the Securities Act, and the Company will use its best efforts to qualify such Option Shares or other securities under any applicable state securities laws. In addition, the Company will use best efforts to cause each such registration statement to become effective when requested by Parent, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of the Company under the Stock Option Agreement to file a registration statement and to maintain its effectiveness may be suspended for up to 60 consecutive calendar days if the Board of Directors determines in good faith that the filing of such registration statement or the maintenance of its effectiveness would be seriously detrimental to the Company; provided, however, that (i) the suspension of the Company's obligations may occur only one time in any six-month period and (ii) any requested registration so suspended will not count for purposes of requests for Demand Registrations to which Parent is entitled. All expenses related to a registration statement prepared and filed under the Stock Option Agreement, and any sale covered thereby, will be at the Company's expense, except for underwriting discounts or commissions. The Stock Option Agreement also provides that if, during the time periods at which Parent is entitled to request Demand Registrations the Company effects a registration under the Securities Act of Common Stock for its own account or for any other shareholders of the Company (other than on Form S-4 or Form S-8, or any successor form), it will allow Parent the right to participate in such registration, and such participation will not affect the obligation of the Company to effect Demand Registrations for Parent; provided, however, that if the managing underwriters of such offering advise the Company in writing that in their opinion the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering or could materially impact the marketing or price of such offering, the Company will include the shares requested to be included therein by Parent pro rata with the shares intended to be included therein by the Company and any other seller of securities under such registration statement. In connection with any registration under the Stock Option Agreement, the Company and Parent will provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification, and contribution in connection with such registration.

  Profit Limitation. The Stock Option Agreement provides that, notwithstanding any other provision of the Stock Option Agreement, in no event will Parent's Total Profit (as defined below) plus any Termination Fee paid to Parent exceed in the aggregate $11.865 million, and, if the total amount that otherwise would be received by Parent would exceed such amount, Parent, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to the Parent Option, (ii) deliver to the Company for cancellation Option Shares previously purchased by Parent against the refund of the purchase price therefor, (iii) pay cash to the Company or (iv) any combination thereof, so that Parent's actually realized Total Profit, when aggregated with the Termination Fee so paid to Parent, shall not exceed $11.865 million, based on the transaction value after taking into account the foregoing actions. The Stock Option Agreement further provides that the Parent Option may not be exercised for a number of Option Shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with any Termination Fee theretofore paid to Parent, would exceed $11.865 million.

  The term "Total Profit" as used in the Stock Option Agreement means the aggregate amount (before taxes) of the following: (i) the amount received by Parent pursuant to Parent's exercise of the Cash-Out Right, (ii)(x) the net cash amounts or the fair market value of any property received by Parent pursuant to the sale of Option Shares (or (A) any other securities into which such Option Shares are converted or exchanged or (B) any property, cash or other securities received pursuant to the Stock Option Agreement ("Additional Property")) to any unaffiliated party, but in no case less than the fair market value of such Option Shares at the time of such sale, less (y) Parent's purchase price of such Option Shares, and (iii) the net cash amounts received by Parent on the transfer of the Parent Option (or any portion thereof) to any unaffiliated party.

  As used in the Stock Option Agreement, the term "Notional Total Profit" with respect to any number of Option Shares as to which Parent may propose to exercise the Parent Option means the Total Profit determined as of the date of such proposal assuming for such purpose that the Parent Option were exercised on such date for such number of Option Shares and assuming that (i) such Option Shares (or any other securities into which such Option Shares are converted or exchanged), together with all other Option Shares held by Parent and its affiliates as of such date, were sold for cash at the closing market price on the NASDAQ/NMS for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions) and (ii) the Additional Property is disposed of for fair market value.

  Other Agreements. The Stock Option Agreement also provides that if Common Stock or any other securities to be acquired upon exercise of the Parent Option are then listed on the NASDAQ/NMS (or any other national securities exchange or national securities quotation system), the Company, upon the request of Parent, will promptly file an application to list the shares of Common Stock or other securities to be acquired upon exercise of the Parent Option on the NASDAQ/NMS (and any other such national securities exchange or national securities quotation system) and will use its best efforts to obtain approval of such listing as promptly as practicable.

  Other. Because the rights and obligations of Parent and the Company under the Stock Option Agreement are subject to compliance with the HSR Act, Parent will include in its merger notifications to be filed with the Department of Justice and Federal Trade Commission a description of its rights under the Stock Option Agreement.

                          TENDER AND OPTION AGREEMENT

  The following is a summary of the material terms of the Tender and Option Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 4 to the Schedule 14D-9.

  Tender of Shares. Concurrently with the execution and delivery of the Merger Agreement, and in order to induce Parent and Offeror to enter into the Merger Agreement, certain of the Company's shareholders (the "Major Shareholders") who beneficially own in the aggregate, as of August 26, 1999, approximately 19.3% of the outstanding Shares have entered into a Tender and Option Agreement with Parent and Offeror (the "Tender and Option Agreement"). Pursuant to the Tender and Option Agreement, the Major Shareholders have agreed, among other things, to tender promptly the Shares held by them pursuant to the Offer and not to withdraw any such Shares, and to various other provisions described below.

  Transfer of the Shares. Pursuant to the Tender and Option Agreement, each Major Shareholder has agreed, during the term of the Agreement, except as otherwise expressly provided therein, that such Major Shareholder will not (a) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of (including by operation of law), or create any lien on, any of the Shares, (b) deposit the Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (c) enter into any contract, option or other arrangement (including any profit sharing arrangement) or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any Shares or any other securities of the Company, (d) exercise any rights (including under Section 302A.473 of the Minnesota Law) to demand appraisal of any Shares which may arise with respect to the Merger, or (e) take any other action that would in any way restrict, limit or interfere with the performance of such Major Shareholder's obligations thereunder or the transactions contemplated thereby or which would otherwise diminish the benefits of the Tender and Option Agreement to Parent or Offeror.

  Tender of Shares. The Tender and Option Agreement provides that each Major Shareholder agrees that such Major Shareholder will validly tender (or cause the record owner of such shares to validly tender) and sell (and not withdraw, except in the event the Purchase Option (as defined below) is exercised, in which case such withdrawal shall be for the limited purpose of consummating the Purchase Option) pursuant to and in accordance with the terms of the Offer not later than the fifth business day after commencement of the Offer (or the earlier of the expiration date of the Offer and the fifth business day after such Shares are acquired by such Major Shareholder if the Major Shareholder acquires Shares after the date thereof), or, if the Major Shareholder has not received the Offer documents by such time, within two business days following receipt of such documents, all of the then outstanding Shares beneficially owned by such Major Shareholder (including the Shares outstanding as of the date of the Tender and Option Agreement and Shares issued following the exercise (if any) of the Options, Warrants, and Rights, in each case as set forth on Schedule A to the Tender and Option Agreement). Upon the purchase by Parent or Offeror of all of such then outstanding Shares beneficially owned by such Major Shareholder pursuant to the Offer, the Tender and Option Agreement will terminate as it relates to such Major Shareholder.

  Voting Agreement. The Tender and Option Agreement also provides that each Major Shareholder (a) agrees to appear (or not appear, if requested by Parent or Offeror) at any annual, special, postponed or adjourned meeting of the shareholders of the Company or otherwise cause the Shares such Major Shareholder beneficially owns to be counted as present (or absent, if requested by Parent or Offeror) thereat for purposes of establishing a quorum and to vote or consent, and (b) constitutes and appoints Parent and Offeror, or any nominee thereof, with full power of substitution, during and for the term of the Tender and Option Agreement, as his true and lawful attorney and proxy for and in his name, place and stead, to vote all the Shares such Major Shareholder beneficially owns at the time of such vote, at any annual, special, postponed or adjourned meeting of the shareholders of the Company (and this appointment will include the right to sign his or its name (as shareholder) to any consent, certificate or other document relating to the Company that the laws of the State of Minnesota may require or permit), in the case of both (a) and (b) above, (x) in favor of approval and adoption of the Merger Agreement and approval and adoption of the Merger and the other transactions contemplated thereby and (y) against (1) any Acquisition Proposal (other than the Merger and the other transactions contemplated thereby), (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement and (3) any other action that is intended, or could be expected, to impede, interfere with, delay, postpone, or adversely affect the Offer, the Merger and the other transactions contemplated by the Tender and Option Agreement, the Merger Agreement and the Ancillary Documents.

  No Solicitation. The Tender and Option Agreement provides that each Major Shareholder agrees that neither such Major Shareholder nor any of such Major Shareholder's officers, directors, employees, trustees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by any of them) will directly or indirectly initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making or submission of any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain or induce any person to make or submit an Acquisition Proposal or agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing or authorize or permit any of its officers, directors, employees, trustees or any of its affiliates or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by any of them to take any such action. Each Major Shareholder shall promptly advise Parent in writing of the receipt of any request for information or any inquiries or proposals relating to an Acquisition Proposal.

  Grant of Purchase Option. The Tender and Option Agreement provides that each Major Shareholder grants to Parent and Offeror an irrevocable option (the "Purchase Option") to purchase for cash, in a manner set forth below, any or all of the Shares (and including Shares acquired after the date of the Tender and Option Agreement by such Shareholder) beneficially owned by the Major Shareholder at a price per Share (the "Exercise Price") equal to the Merger Consideration. The Exercise Price as it relates to the Options and Warrants beneficially owned by each Major Shareholder shall be an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option or Warrant, without interest. To the extent that the per share exercise or conversion price of any Option or Warrant exceeds the Merger Consideration, such Option or Warrant shall be canceled and the Major Shareholder shall not receive or be entitled to receive any consideration from Parent, Offeror or the Company relating thereto. The Rights associated with any Shares transferred pursuant to the Tender and Option Agreement will be transferred with such Shares without payment of any additional consideration therefor. In the event of any stock dividends, stock splits, recapitalizations, combinations, exchanges of shares or the like, the Exercise Price will be appropriately adjusted. The amount payable shall be subject to all applicable withholding taxes.

  Exercise of Purchase Option. The Tender and Option Agreement provides that the Purchase Option may be exercised by Parent or Offeror, in whole or in part, at any time or from time to time after the occurrence of any Trigger Event. A "Trigger Event" means any one of the following: (i) the Merger Agreement becomes terminable under circumstances that entitle Parent or Offeror to receive the Termination Fee (regardless of whether the Merger Agreement is actually terminated and whether the Termination Fee is then actually paid) or (ii) the Offer is consummated but, due to the failure of the Major Shareholder to validly tender and not withdraw all of the then outstanding Shares beneficially owned by such Major Shareholder, Parent has not accepted for payment or paid for all of such Shares. If requested by Parent and Offeror, such Major Shareholder shall exercise and/or convert all Options and Warrants (to the extent exercisable and convertible) and other rights (including conversion or exchange rights), other than Options and Warrants with exercise or conversion prices above the Merger Consideration, beneficially owned by such Major Shareholder, and shall, if directed by Parent and Offeror, tender the Shares acquired pursuant to such exercise or conversion into the Offer or sell such Shares to Parent or Offeror as provided in the Tender and Option Agreement.

  Total Profit Remittance. The Tender and Option Agreement provides that in the in the event that, within 12 months of the exercise of the Purchase Option, Parent sells, to a third party which is not an affiliate of Parent, Shares acquired by means of exercise of the Purchase Option ("Exercise Shares") for an aggregate consideration (the "Aggregate Consideration") greater than the aggregate Exercise Price (the "Aggregate Exercise Price") paid for such Shares, Parent agrees to pay to the Major Shareholders an amount equal to the excess of the Aggregate Consideration over the Aggregate Exercise Price. Each Major Shareholder shall be entitled to the proportion of such excess equal to the proportion of the total number of Exercise Shares which were acquired from such Major Shareholder. In addition, in the event that, within 12 months of the exercise of the Purchase Option, Parent shall consummate a merger agreement with the Company, or shall purchase Shares pursuant to a tender offer for all Shares, at a price per Share (taking into account any stock dividends, stock splits, recapitalizations, combinations, exchanges of shares or the like or any other action that would have the effect of changing Parent's ownership of the Company's capital stock or other securities) in excess of the Exercise Price, Parent agrees to pay each Major Shareholder such excess for each Exercise Share purchased from such Major Shareholder.

  Representations and Warranties. Under the Tender and Option Agreement, the Major Shareholders made customary representations and warranties to Parent and Offeror, including with respect to their authority to enter into and perform their obligations under the Tender and Option Agreement, the due execution and delivery by the Major Shareholders of the Tender and Option Agreement and their good title to all of the Shares, free and clear of all encumbrances.

  Each of Parent and Offeror has also made customary representations and warranties under the Tender and Option Agreement, including with respect to Parent's and Offeror's authority to enter into and perform its obligations under the Tender and Option Agreement and the due execution and delivery by Parent and Offeror of the Tender and Option Agreement.

  Termination. The Tender and Option Agreement will terminate, with respect to any Major Shareholder, upon the purchase by Parent and/or Offeror of all of the then outstanding Shares beneficially owned by such Major Shareholder pursuant to the Offer, and otherwise, upon the earliest of: (i) the Effective Time; (ii) termination of the Merger Agreement in accordance with its terms other than upon, during the continuance of, or after, a Trigger Event or an event which could lead to a Trigger Event; or (iii) 120 days following any termination of the Merger Agreement upon, during the continuance of or after a Trigger Event (or if, at the expiration of such 120 day period the Purchase Option cannot be exercised by reason of any applicable judgment, decree, order, injunction, law or regulation, ten business days after such impediment to exercise has been removed or has become final and not subject to appeal).

  CONSULTING AGREEMENT, NON-COMPETITION AGREEMENT AND LETTER OF UNDERSTANDING
                             FOR BRIAN F. SULLIVAN

  In connection with the execution and delivery of the Merger Agreement, Parent entered into a Consulting Agreement and a Non-Competition Agreement with Brian F. Sullivan, and executed a Letter of Understanding with the Company and Mr. Sullivan, each dated as of August 26, 1999 (collectively, the "Sullivan Agreements"). The following is a summary of the material terms of the Sullivan Agreements. This summary is not a complete description of the terms and conditions of the Sullivan Agreements and is qualified in its entirety by reference to the full text of the Sullivan Agreements, which are incorporated herein by reference and copies of which have been filed with the Commission as Exhibit 5 to the Schedule 14D-9.

  Pursuant to the Consulting Agreement, Mr. Sullivan will serve Parent as a consultant commencing with the Effective Time and ending upon the attainment of certain objectives. Mr. Sullivan will receive consulting fees of $1,000,000 in the aggregate for services rendered pursuant to the Consulting Agreement and will assign to Parent all of his proprietary rights in and to all inventions, discoveries, improvements and patentable or copyrightable works initiated, conceived or made by him, either alone or in conjunction with others, during the term of the Consulting Agreement and related to the business or activities of Parent and/or its subsidiaries.

  Mr. Sullivan's Non-Competition Agreement requires him to refrain for a period commencing upon the Effective Date and for three years thereafter from
(i) soliciting or hiring any employee of Parent or otherwise interfering with or disrupting the employment relationship between Parent and any employee,
(ii) engaging in any business that is competitive with any business or line of business of the Company as it exists prior to the

Effective Date in any country in the world, or (iii) interfering with or otherwise disrupting the relationship between Parent and any vendor, supplier or client. Mr. Sullivan is also permanently prohibited from disclosing or otherwise divulging any confidential information of the Company. In consideration of such restrictions, Parent will pay to Mr. Sullivan over three years an aggregate sum of $1,942,500.

  In the Letter of Understanding, Mr. Sullivan agreed that 35,000 of his 250,000 Options will be cancelled at the Effective Time without payment and that the Merger Consideration payable to Mr. Sullivan at the Effective Time with respect to the remaining 215,000 Options will be reduced by an amount equal to the principal and accrued interest on Mr. Sullivan's promissory note dated April 18, 1997, payable to the Company, whereupon the Company will cancel and discharge all of Mr. Sullivan's obligations thereunder. In addition, pursuant to the Letter of Understanding, Mr. Sullivan agreed that the Company will terminate the Change-in-Control Severance Pay Agreement between the Company and Mr. Sullivan immediately prior to the Effective Date and Mr. Sullivan will have no rights thereunder.

             NON-COMPETITION AGREEMENT AND LETTER OF UNDERSTANDING
                              FOR REED A. WATSON

  In connection with the execution and delivery of the Merger Agreement, Parent entered into a Non-Competition Agreement with Reed A. Watson, and executed a Letter of Understanding with the Company and Mr. Watson, each dated as of August 26, 1999 (collectively, the "Watson Agreements"). The following is a summary of the material terms of the Watson Agreements. This summary is not a complete description of the terms and conditions of the Watson Agreements and is qualified in its entirety by reference to the full text of the Watson Agreements, which are incorporated herein by reference and copies of which have been filed with the Commission as Exhibit 6 to the Schedule 14D-9.

  Mr. Watson's Non-Competition Agreement requires him to refrain for a period commencing upon the Effective Date and for two years thereafter from (i) soliciting or hiring any employee of Parent or otherwise interfering with or disrupting the employment relationship between Parent and any employee, (ii) engaging in any business that is competitive with any business or line of business of the Company as it exists prior to the Effective Date in any country in the world, or (iii) interfering with or otherwise disrupting the relationship between Parent and any vendor, supplier or client. Mr. Watson is also permanently prohibited from disclosing or otherwise divulging any confidential information of the Company. In consideration of such restrictions, Parent will pay to Mr. Watson over two years an aggregate sum of $850,000.

  In the Letter of Understanding, Mr. Watson agreed that 52,000 of his 150,000 Options will be cancelled at the Effective Time without payment. In addition, pursuant to the Letter of Understanding, Mr. Watson agreed that the Company will terminate the Change-in-Control Severance Pay Agreement between the Company and Mr. Watson immediately prior to the Effective Date and Mr. Watson will have no rights thereunder.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors.

  At a meeting held on August 25, 1999, the Board of Directors (with all directors present) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the Company's shareholders.

  The Company's Board of Directors unanimously recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, if a vote of shareholders is required to complete the Merger.

  The unanimous approval and recommendation of the Board of Directors included the affirmative vote of Robert R. Gheewalla, a Vice President of Goldman Sachs. As described in Item 4(b) below, Goldman Sachs acted as exclusive financial advisor to the Company in connection with various matters that pertain to the execution by the Company of the Merger Agreement, and an affiliate of Goldman Sachs, Goldman Sachs Group, L.P., is the holder of an investment in the Company in the form of $15.0 million aggregate amount of the Convertible Notes.

  As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "Offer Documents"), Offeror will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived). Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Offeror is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the Minnesota Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, Offeror will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, September 29, 1999, unless Offeror elects to extend the period of time for which the Offer is open. A letter to the Company's shareholders communicating the Board of Directors' recommendation and a press release announcing the Offer, the Merger and the Merger Agreement are filed as Exhibit 7 and Exhibit 8, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  (b) Background of the Offer; Reasons for the Recommendation.

  Background

  In February 1999, Brian F. Sullivan, Chairman and Chief Executive Officer of the Company, was approached concerning the possibility of a strategic alliance or business combination with another consumer products company ("Potential Buyer A"). In response, Mr. Sullivan met with representatives of Potential Buyer A at its offices to conduct a high level business review of the Company. The parties executed a confidentiality agreement on February 18, 1999, and thereafter exchanged information during the period from February 1999 to April 1999.

  On April 29, 1999, at a meeting of the Board of Directors, Mr. Sullivan provided information concerning his discussions with Potential Buyer A and discussed strategic alternatives available to the Company. The Board and certain members of senior management analyzed a number of industry trends and conditions, as well as issues specific to the Company. The Board of Directors authorized management to explore strategic alternatives available to the Company and to engage an investment banking firm. The Board reviewed the qualifications of a number of investment banking firms, including Goldman Sachs. As part of such review, the Board noted that Goldman Sachs Group, L.P., has an investment in the Company in the form of the Convertible Notes; that Robert R. Gheewalla, a Vice President of Goldman Sachs, is a director of the Company; and that Goldman Sachs provides investment banking services to a number of companies that might have an interest in effecting a possible business combination or other strategic alliance with the Company. The Board determined that such relationships did not prevent Goldman Sachs from fully and fairly representing the interests of the Company and did not impair the ability of the Board to rely on the advice and opinions of Goldman Sachs.

  The Company then met with Goldman Sachs and another investment banking firm. On May 14, 1999, after considering the relative qualifications of the two firms, the Company engaged Goldman Sachs as the Company's exclusive financial advisor for the purpose of advising the Company in connection with a possible sale of all or a portion of the Company. The Company requested Goldman Sachs to identify the companies that might be most likely to be interested in effecting a possible business combination or other strategic alliance with the Company.

  On June 1, 1999, the Board of Directors held a telephonic conference at which Mr. Sullivan reported on the Company's operations, including its expectations regarding operating results for the quarter ending July 4, 1999, as well as the status of the activities of Goldman Sachs and the projected schedule for contacting potential acquirers. The Board authorized Mr. Sullivan to direct Goldman Sachs to approach several companies concerning their possible interest in a business combination or other strategic alliance with the Company.

  During the period from mid-June 1999 to August 20, 1999, Goldman Sachs conducted a structured process to solicit interest in an acquisition of all or part of the Company from potential acquirers, provide interested parties with confidential information to assist them in evaluating the Company, and obtain definitive proposals. From mid-June to July 26, 1999, Goldman Sachs contacted a number of potential acquirers and provided confidential information to those companies which expressed an interest in a possible transaction and which signed confidentiality agreements with the Company. Those that received such information were invited to provide preliminary written indications of interest by July 26, 1999.

  In June 1999, Parent was contacted by representatives of Goldman Sachs to determine Parent's interest in a potential transaction with the Company. Subsequent to this discussion, Goldman Sachs, on behalf of the Company, signed the Confidentiality Agreement with Parent (which was subsequently amended) and provided Parent with confidential information on the Company.

  On June 30, 1999, the Board of Directors held a telephonic conference at which Mr. Sullivan reported on the status of Goldman Sachs' activities on behalf of the Company.

  On July 2, 1999, Mr. Sullivan met with representatives of Parent at the offices of Parent and presented an overview of the Company. The discussions included product strategy and development, and historical and projected financial results.

  On July 13, 1999, Mr. Sullivan met with other senior executives of Parent at the offices of Parent. The discussions included strategy, management, market trends, sales and marketing, product development, and historical and projected financial results.

  On July 15, 1999, Goldman Sachs contacted an additional consumer products company ("Potential Buyer B") to determine its interest in a potential transaction with the Company. This party expressed interest, and was asked by Goldman Sachs to provide certain information concerning such party to enable the Company and Goldman Sachs to evaluate a possible transaction between such party and the Company.

  On July 20, 1999, Parent retained J.P. Morgan Securities Inc. ("J.P. Morgan") to act as its financial advisor with respect to a potential transaction with the Company.

  On July 21, 1999, the Board of Directors held a telephonic meeting at which Mr. Sullivan reported on the status of the Company's operations, including its results of operations for the quarter ended July 4, 1999. Mr. Sullivan also reported on the responses that had been received by Goldman Sachs at that date.

  On July 22, 1999, Mr. Sullivan met with senior executives of Potential Buyer
A. Discussions included the same topics discussed at the July 13, 1999 meeting with Parent.

  On July 26, 1999, the Company received initial non-binding indications of interest from Parent and Potential Buyer A. On August 2, 1999, a third consumer products company ("Potential Buyer C") provided the Company with its initial non-binding indication of interest. Shortly thereafter, Robins, Kaplan, Miller & Ciresi L.L.P., as counsel to the Company, distributed to each of the interested parties a proposed form of merger agreement and identified August 20, 1999 as the date for submission of definitive proposals.

  During the period from August 3, 1999 through August 12, 1999, Parent, Potential Buyer A and Potential Buyer C and their respective legal and financial advisors met in Minneapolis, Minnesota, with senior management of the Company and representatives of Goldman Sachs for the purpose of conducting an in-depth business and operations review of the Company. During such meetings, the Company provided to each interested party certain confidential information regarding the Company. Thereafter, the Company provided the interested parties with supplemental information requested by them.

  On August 20, 1999, Parent delivered to Goldman Sachs a letter indicating, among other things, its interest in acquiring the Company at a price of $33.75 per Share in cash, subject to negotiation of definitive documentation and provided that Parent was able to reach satisfactory arrangements with the Company's senior management regarding their continuing role in the Company following the transaction. Parent also delivered to Goldman Sachs a revision of the draft merger agreement that had been proposed by the Company.

  On August 20, 1999, the Company and Goldman Sachs also received communications from Potential Buyer A. This party indicated it was expecting to submit a bid, but requested a substantial extension of time to conduct additional due diligence. The Company and Goldman Sachs promptly provided additional information requested by this party, but advised that the party's interest would be considered only if the Company timely received a written proposal accompanied by a proposed form of merger agreement.

  On August 20, 1999, Potential Buyer C decided not to submit a proposal to acquire the Company after being informed by Goldman Sachs that its bid would not be competitive unless this party increased its price significantly from that stated in its preliminary indication of interest.

  On August 20, 1999, the Board of Directors held a telephonic meeting to review Parent's proposal and the status of discussions with the other interested parties. The Board established a special committee of disinterested directors, composed of all directors other than Mr. Sullivan, to consider and take action with respect to the proposal from Parent and any proposals that might be received from other parties. The special committee directed Mr. Sullivan to negotiate with and obtain additional information from Parent with respect to its proposal and to continue to communicate with Potential Buyer A. The special committee also requested that Goldman Sachs undertake a study to enable it to render an opinion as to the fairness, from a financial point of view, of the financial consideration to be received by the Company's shareholders under Parent's proposal or under any proposal received from other interested parties.

  On August 21, 1999, Parent and J.P. Morgan held a conference call with Goldman Sachs during which they discussed Parent's proposal to acquire the Company. In that conversation, Goldman Sachs indicated that Parent would increase its chances of acquiring the Company if Parent increased the amount it was willing to pay for the Shares.

  On August 22, 1999, J.P. Morgan and Goldman Sachs had several conversations during which they discussed Parent's proposal.

  Later on August 22, Parent advised Goldman Sachs that Parent was willing to discuss a transaction that delivered $35.25 per Share in cash to the Company's shareholders, subject to negotiation of definitive documentation and provided that Parent was able to reach satisfactory arrangements with the Company's senior management regarding their continuing role in the Company following the transaction.

  From August 23, 1999 through August 25, 1999, the Company, Parent and their respective legal and financial advisors participated in numerous conferences in Minneapolis, Minnesota, during which the terms of the Merger Agreement, the Tender and Option Agreement, the Stock Option Agreement and ancillary documents, and the manner in which the transaction would be effected, were reviewed, discussed and negotiated extensively.

  During the period from August 20, 1999 through August 25, 1999, Goldman Sachs continued communicating with Potential Buyer A. This party indicated an interest at a price in a range equal to or higher than the price proposed by Parent, but continued to ask for additional time for further due diligence despite the fact that discussions with this party began in February 1999. Although the Company believed that it had provided all interested parties adequate time to conduct due diligence, Potential Buyer A declined to comply with the timetable established by the Company and Goldman Sachs for submitting a written proposal accompanied by a proposed form of merger agreement. In view of the months of discussions with this party, its failure to comply with the timetable applicable to all parties and its requests for additional due diligence, the Company and Goldman Sachs concluded that Potential Buyer A was not likely to come forward with a competitive and definitive proposal.

  On August 23, 1999, Goldman Sachs received the information it had requested from Potential Buyer B. After reviewing such information, the Company and Goldman Sachs decided not to continue discussions with such party.

  On August 25, 1999, the Board of Directors held a telephonic meeting to review the status of the transaction. At this meeting, Mr. Sullivan provided a report to the Board concerning the communications with Parent and with other interested parties during the previous five days. Mr. Sullivan and the Company's legal and financial advisors then described in detail for the Board the overall terms of the transaction and the results of the negotiations of the Merger Agreement, the Tender and Option Agreement and the Ancillary Documents. The Board discussed these matters at length, as well as the potential risks and benefits of the transaction and related issues. The Board noted that Goldman Sachs Group, L.P. has an investment in the Company in the form of the Convertible Notes; that Robert R. Gheewalla, a Vice President of Goldman Sachs, is a director of the Company; and that Goldman Sachs has provided and continues to provide certain investment banking services to Parent and may continue to do so in the future, but the Board determined that such relationships did not impair its ability to rely on the opinion which had been requested from Goldman Sachs. Goldman Sachs then presented to the Board its oral opinion (which was subsequently confirmed in writing) that as of such date, based on and subject to the various factors considered, assumptions made and scope of review undertaken that was described to the Board of Directors at the meeting, the $35.25 per Share in cash to be received by the holders of Shares in the Offer and Merger is fair from a financial point of view to such holders. After extensive discussion, and after considering the advice of counsel and the opinion from Goldman Sachs, the special committee of the Board, consisting of all of the independent directors of the Board in accordance with Section 302A.673 of the Minnesota Law, unanimously approved the Offer, the Merger and the Merger Agreement. Immediately thereafter, the Board unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer and the Merger are in the best interests of the Company and its shareholders. At the direction of the Board, management and the Company's legal advisors worked with Parent and its management and counsel to finalize the documentation. The Merger Agreement, the Stock Option Agreement, the Tender and Option Agreement and ancillary documents were executed and delivered during the morning of August 26, 1999. On August 26, 1999, Goldman Sachs Group L.P. approved the terms of the Merger Agreement and agreed to the cancellation of the Convertible Notes in exchange for a cash payment at the Effective Time equal to $35.25 times the number of Shares that would be issuable to the holders of the Convertible Notes upon conversion of the Convertible Notes, based on the Merger Consideration (i.e. one Share for each $14.85 principal amount of Convertible Notes). On August 26, 1999, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

  Reasons for the Recommendation.

  In approving the Offer, the Merger and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Board of Directors considered a number of factors, including:

    1. the terms and conditions of the Merger Agreement, including the amount and form of the consideration;

    2. the Board of Directors' familiarity with and review of the business, financial condition, results of operations and prospects of the Company, including the desirability of attempting to increase sales of the

  Company's products in international markets; the prospect, including anticipated timing, of additional competitors in the Company's business and the potential effects of such competitors on the Company's business; and the advantages in a competitive environment of strategically aligning with a large, well-capitalized company;

    3. the historical market price performance of the Common Stock, the present value of the projected future market price of such stock, the timing of the transaction and the risks that such projected performance might not be achieved;

    4. the fact that the $35.25 per Share price represents a premium of 100% over the closing sale price per Share as reported on the NASDAQ/NMS on August 25, 1999, the date the Board of Directors authorized and approved the Offer and the Merger, and a premium of approximately 91% over the highest closing sale price of the Shares during the 52 weeks prior to the execution of the Merger Agreement;

    5. the possible alternatives to the Offer and the Merger, including that Offeror appeared unlikely to pay a higher price despite the effort to increase the proposed price, that Goldman Sachs had effectively canvassed the market of other logical buyers, and that continuing independence would, as a practical matter, involve the risks referred to in paragraphs 2 and 3 above;

    6. the likelihood that the proposed Merger would be consummated, including the absence of a financing condition to the Offer and the limited number of conditions to the obligations of Parent and Offeror to consummate the Offer and the Merger;

    7. the fact that the Merger Agreement, which contains provisions prohibiting the Company and its officers, directors, employees, advisors or representatives from soliciting, initiating or knowingly encouraging any potential Acquisition Proposal, nevertheless does permit the Company to furnish non-public information and provide access to, or to participate in discussions and negotiations with, any person or entity that makes a bona fide unsolicited Acquisition Proposal after the date of the Merger Agreement, if the Board of Directors determines in good faith that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal;

    8. the Board's belief that the terms of the Merger Agreement, taking into account the Stock Option Agreement, the Tender and Option Agreement, and the termination fee payable to Parent in the event of the Company's acceptance of a Superior Proposal, should not unduly discourage superior third party offers;

    9. the fact that certain significant shareholders of the Company were prepared to endorse the transaction and to enter into the Tender and Option Agreement with Parent and Offeror;

    10. the effect of the transaction on the Company's relationships with its employees and customers; and

    11. the oral opinion of Goldman Sachs delivered at the meeting of the Board of Directors held on August 25, 1999 (which opinion was subsequently confirmed in writing as of August 26, 1999) (the "Fairness Opinion"), to the effect that, as of such date, and based on and subject to the various factors considered, assumptions made and scope of review undertaken that was described to the Board of Directors at the meeting, the $35.25 per Share in cash to be received by the holders of Shares in the Offer and Merger is fair from a financial point of view to such holders.

  The Board of Directors did not assign relative weights to the factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

  The full text of the Fairness Opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs, is filed herewith as Exhibit 9 and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion carefully in its entirety.

Item 5. Persons Retained, Employed or To Be Compensated.

  The Company and Goldman Sachs entered into an agreement, dated May 14, 1999, pursuant to which Goldman Sachs was retained as the Company's exclusive financial advisor in connection with the possible sale of all or a portion of the Company. For its services as financial advisor, the Company has paid Goldman Sachs a fee in cash of $150,000 and has agreed to pay the following fees (with the $150,000 fee already paid to be applied against any additional fee which may become payable): (a) a fee equal to 1.5% of the aggregate consideration paid to the Company or its shareholders in connection with a purchase of 50% or more of the outstanding Common Stock or the assets of the Company, including but not limited to private or open market purchases of stock, a tender offer, a merger or a sale by the Company of its stock or assets, or (b) a fee to be mutually agreed upon by the Company and Goldman Sachs, but in no event less than $2,000,000, if less than 50% of the outstanding Common Stock or the assets of the Company are acquired. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses (including the fees and expenses of its counsel) and to indemnify Goldman Sachs against certain liabilities and expenses.

  Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent With Respect to Securities.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than (i) grants of Options and (ii) the issuance of shares of Common Stock pursuant to the Company's 1994 Stock Purchase Plan.

  (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiary presently intend to tender, pursuant to the Offer, any Shares which are held of record or are beneficially owned by them.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or REI Barbados; (ii) a purchase, sale or transfer of a material amount of assets by the Company or REI Barbados; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. As described in Item 3(b) above, the Board of Directors of the Company, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Acquisition Proposal.

  (b) Except as described in Items 3(b) and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information To Be Furnished.

  i. The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of shareholders, as described in Item 3(b)(1).

  ii. At a meeting held on August 25, 1999, a special committee of the Board of Directors and the entire Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Sections

302A.671 and 302A.673 of the Minnesota Law. Also at that meeting, the special committee and the entire Board took all necessary action such that the Rights Agreement would not affect or be affected by the Merger Agreement, the Stock Option Agreement and the Tender and Option Agreement, the Offer, the announcement of the Offer, the purchase of Shares by Parent or Offeror pursuant to the Offer, the Merger, or any transaction contemplated thereby.

  iii. No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, dissenting shareholders who comply with statutory procedural requirements will be entitled to exercise dissenters' rights for the fair value for their Shares under Section 302A.473 of the Minnesota Law. To be entitled to payment, the dissenting shareholder must not accept the Offer; must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the Shares; must not vote in favor of the Merger; and must satisfy the other procedural requirements of Section 302A.473 of the Minnesota Law. Any shareholder contemplating the exercise of their dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the Minnesota Law, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 ARE NOT FULLY AND PRECISELY SATISFIED.

  If a vote of shareholders is required to approve the Merger under the Minnesota Law, the notice and proxy statement for the Shareholder Meeting will again inform each shareholder of record as of the record date of the Shareholder Meeting (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and shall include a copy of Sections 302A.471 and 302A.473 of the Minnesota Law and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections. If a shareholder vote is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time of the Merger which, among other things, includes a copy of Sections 302A.471 and 302A.473 of the Minnesota Law and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections.

Item 9. Material To Be Filed as Exhibits.

    (a) None.
    (b) None.
    (c) Exhibit 1 Agreement and Plan of Merger, dated as of August 26, 1999
        Exhibit 2 Confidentiality Agreement dated June 24, 1999, as amended July
                  27, 1999
        Exhibit 3 Stock Option Agreement, dated as of August 26, 1999
        Exhibit 4 Tender and Option Agreement, dated as of August 26, 1999
        Exhibit 5 Consulting Agreement, Non-Competition Agreement and Letter of
                  Understanding for Brian F. Sullivan, each dated as of August
                  26, 1999
        Exhibit 6 Non-Competition Agreement and Letter of Understanding for Reed
                  A. Watson, each dated as of August 26, 1999
        Exhibit 7 Letter to the Company's shareholders communicating the Board of Directors' recommendation, dated September 1, 1999*
        Exhibit 8 Press release announcing the Offer, the Merger and the Merger
                  Agreement, dated August 26, 1999
        Exhibit 9 Opinion of Goldman, Sachs & Co., dated August 26, 1999*

    --------
    *Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     RECOVERY ENGINEERING, INC.

                                     By: /s/ Brian F. Sullivan
                                         Brian F. Sullivan
                                         Chairman and Chief Executive Officer

Dated: September 1, 1999

                                                                        ANNEX I

                          RECOVERY ENGINEERING, INC.
                            9300 North 75th Avenue
                         Minneapolis, Minnesota 55428

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

                              GENERAL INFORMATION

  This Information Statement is being mailed on or about September 1, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Recovery Engineering, Inc., a Minnesota corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Purchaser (as defined below) to a majority of the seats of the Board of Directors of the Company (the "Board of Directors" or "Board").

  On August 26, 1999, the Company, The Procter & Gamble Company, an Ohio corporation ("Parent"), and Tenzing, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $35.25 per Share (the "Merger Consideration"), net to the seller in cash without interest thereon and (ii) Purchaser will be merged with and into the Company (the "Merger") upon the filing of articles of merger relating to the Merger with the Secretary of State of the State of Minnesota, or such later time as may be set forth therein (the "Effective Time"). As a result of the Offer and the Merger, the Company will continue as a wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Purchaser will be entitled to designate directors (the "Purchaser Designees") on the Board that will give Purchaser representation substantially proportionate to its ownership interest. The Merger Agreement requires the Company promptly to take necessary action to cause the Purchaser Designees to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  The information contained in this Information Statement concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of August 25, 1999, there were 6,044,601 shares of Common Stock outstanding.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on the

Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause the Purchaser Designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will, upon the written request of Purchaser, use its reasonable efforts to cause the Purchaser Designees to constitute the same percentage as persons designated by Purchaser will constitute of the Board of (i) each committee of the Board, (ii) the board of directors of Recovery Engineering International, Ltd., a Barbados corporation and a wholly owned subsidiary of the Company ("REI Barbados"), and (iii) the committees of the board of directors of REI Barbados. Notwithstanding anything stated herein, if Shares are purchased pursuant to the Offer, Parent and Purchaser will use reasonable efforts to assure that, until the Effective Time, the Board has at least one director who is a director on the date of the Merger Agreement and is not an employee of the Company.

  It is expected that on the date that Purchaser accepts for payment and purchases the Shares under the Offer the Company will promptly take such other action as will be necessary to enable the Purchaser Designees to be elected to the Company's Board of Directors.

  Set forth below is the name, age and present principal occupation or employment for each of the persons who may be designated by Parent as Purchaser Designees. Unless otherwise indicated below, the business address for each of the individuals listed below is One Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315. Each of the individuals listed below is a citizen of the United States.

                          Present Principal Occupation or Employment; Material
 Name and Age                   Positions Held During the Past Five Years
 ------------             ----------------------------------------------------
Bruce L. Byrnes (51)..... Director and President of Tenzing, Inc.; January 1,
                          1999--President-Global Health Care and Corporate New
                          Ventures, The Procter & Gamble Company; 1996-1998--
                          responsible for Health Care in North America, The
                          Procter & Gamble Company; 1995-1996--responsible for
                          Paper Products in North America, The Procter &
                          Gamble Company; 1994-1995--responsible for Paper and
                          Beverage in Europe, The Procter & Gamble Company.
Clayton C. Daley, Jr.     Director and Vice President and Chief Financial
 (47).................... Officer of Tenzing, Inc.; 1998--Chief Financial
                          Officer, The Procter & Gamble Company; 1994-1998--
                          Vice President and Treasurer, The Procter & Gamble
                          Company.
Gretchen W. Price (44)... Director and Vice President and Treasurer of
                          Tenzing, Inc.; 1998--Vice President and Treasurer,
                          The Procter & Gamble Company; 1996-1998--responsible
                          for Internal Controls-Worldwide, The Procter &
                          Gamble Company; 1994-1996--Vice President and
                          Comptroller with responsibilities for Food and
                          Beverage Products in North America, The Procter &
                          Gamble Company.

  Any other officer of Purchaser or Parent listed in Schedule I to the Offer to Purchase dated September 1, 1999, filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 of Purchaser or Parent may also be designated by Parent as a Purchaser Designee.

  None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the knowledge of the Company, none of the Purchaser Designees or their associates beneficially own any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

  The business and affairs of the Company are managed under the direction of its Board of Directors. Directors of the Company are elected by a plurality of the votes cast in an election of directors at any annual or special meeting of the shareholders. The Company's articles of incorporation do not permit cumulative voting for directors.

  The Board is divided into three classes, each class being as nearly equal in number as possible: Class 1, Class 2 and Class 3. Each director serves for a term ending upon the election of directors at the third annual meeting following the annual meeting at which the class was elected; provided, however, that the directors initially elected to Class 1 serve for a term ending upon the election of directors at the first annual meeting following the end of the calendar year 1999, the directors initially elected to Class 2 serve for a term ending upon the election of directors at the second annual meeting following the end of the calendar year 1999, and the directors initially elected to Class 3 serve for a term ending upon the election of directors at the third annual meeting following the end of the calendar year 1999.

  The Company's articles of incorporation fix the variable range of the number of directors and provide that the precise number of directors, within that variable range, will be as from time to time designated by the majority of the directors then in office, even if less than a quorum. Seven directors have been elected to the classes and for the terms set forth below. Each of the directors named below has served continuously as a director since the year indicated.

                                                                            Director
Name                     Positions With Company                         Age  Since
----                     ----------------------                         --- --------
Class 1 Directors (term
expires in 2000):
Robert R. Gheewalla..... Director                                        31   1998
William D. Thompson..... Director                                        77   1995
Class 2 Directors (term
expires in 2001):
John E. Gherty.......... Director                                        55   1988
Sanjay H. Patel......... Director                                        38   1996
Richard J. Zeckhauser... Director                                        58   1987
Class 3 Directors (term
 expires in 2002):
Brian F. Sullivan....... Chairman, Chief Executive Officer and Director  37   1986
William F. Wanner,
 Jr. ................... Director                                        56   1986

  ROBERT R. GHEEWALLA has been a director of the Company since February 1998. Mr. Gheewalla is a Vice President in the Principal Investment Area of Goldman, Sachs & Co. where he has worked since 1994. From 1989 to 1991, he worked in the Global Finance Department of Goldman, Sachs & Co. Mr. Gheewalla also serves on the Advisory Committees or Boards of Directors of North American RailNet, Inc. and JAMtv Corporation.

  WILLIAM D. THOMPSON has been a director of the Company since December 1995. Mr. Thompson served as Executive Vice President of the New York City advertising firm of Young & Rubicam, Inc. until his retirement in 1989. During 37 years of service for Young & Rubicam, Mr. Thompson oversaw accounts for numerous companies, including General Foods, Merrill Lynch, General Electric, Warner-Lambert, Bristol-Meyers Squibb, and Johnson & Johnson.

  JOHN E. GHERTY has been a director of the Company since 1988. Mr. Gherty has been President and Chief Executive Officer of Land O' Lakes, Inc., a food and agricultural company, since 1989 and prior thereto was Group Vice President and Chief Administrative Officer of Land O' Lakes, Inc. Mr. Gherty is also a director of CF Industries, Inc., the National Council of Farmer Cooperatives and the Minnesota Business Partnership.

  SANJAY H. PATEL has been a director of the Company since July 1996. Mr. Patel has been a Senior Managing Director of GSCP, Inc., the manager of the Greenwich Street Capital Partners II, L.P. and its affiliated private equity funds, since April 1998. Mr. Patel was a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. from 1996 to January 1998, and worked in the Leveraged Buyout Group of Goldman, Sachs & Co. from 1987 to 1996. Mr. Patel is also the Chairman of the Board of Directors of Atlantic Express Transportation Corp.

  RICHARD J. ZECKHAUSER has been a director of the Company since 1987. Dr. Zeckhauser has been a professor of political economy at the John F. Kennedy School of Government at Harvard University since 1968. Dr. Zeckhauser was a co-founder of Niederhoffer, Cross and Zeckhauser, a New York-based investment firm specializing in mergers and acquisitions and money management.

  BRIAN F. SULLIVAN has been the Chief Executive Officer and a director of the Company since its inception in 1986, and was named Chairman in February 1999. He also served as President of the Company from 1986 to February 1999 and as Chief Financial Officer of the Company from 1986 to 1994. Mr. Sullivan has established and directed the implementation of the Company's strategic direction since its inception. He has led the Company from the development stage through its initial contracts with the United States armed forces, the introduction of reverse osmosis desalinators and portable drinking water systems, and the development and introduction of the Company's household drinking water systems. Mr. Sullivan is named as an inventor on four United States patents held by the Company. Mr. Sullivan is also a director of North Central Life Insurance Company.

  WILLIAM F. WANNER, JR. has been a director of the Company since its inception in 1986. Mr. Wanner served as Chairman of the Board of the Company from 1986 to 1994. Since 1973, Mr. Wanner has been the Chief Executive Officer and principal shareholder of Wanner Engineering, Inc. and its affiliated companies, which design, produce and market a range of high pressure pumps and controls.

  Pursuant to a Securities Purchase Agreement dated July 19, 1996 (the "Securities Purchase Agreement"), between the Company and five investment partnerships affiliated with The Goldman Sachs Group, L.P. (collectively, "GS Group"), GS Group has the right to nominate one person to serve on the Board of Directors, and the Company has agreed to use its best efforts to secure the election of such nominee to the Board of Directors. Mr. Gheewalla has been nominated by GS Group and has been elected director pursuant to such arrangement. The Company knows of no other arrangements or understandings between a director and any other person pursuant to which he has been selected as a director. There is no family relationship between any of the directors or executive officers of the Company.

                         BOARD COMMITTEES AND ACTIONS

  During calendar year 1998, the Board of Directors met four times. The Board of Directors has two standing committees, a Compensation Committee and an Audit Committee, which met three times and one time, respectively, during 1998. Each director attended at least 75% of the total number of meetings of the Board and of committees on which the director served, except for Mr. Gherty who was absent from two meetings of the Board of Directors.

  The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers of the Company and administers the Company's 1986

Stock Option Plan and 1994 Stock Option and Incentive Plan. The members of the Compensation Committee are Mr. Gherty, Mr. Patel and Mr. Wanner.

  The Audit Committee reviews the internal and external financial reporting of the Company and reviews the scope of the independent audit. During 1998, the members of the Audit Committee were Mr. Gheewalla, Mr. Thompson and Dr. Zeckhauser.

  The Board of Directors acts as the nominating committee for selecting the Board's nominees for election as directors. The Company's bylaws require that shareholder nominations for director be made pursuant to timely notice in writing to the Company. To be timely, written notice must be delivered to the Company not less than 60 nor more than 90 days prior to the date of the scheduled annual meeting; however, if the Company gives less than 70 days' notice of such meeting, the shareholder may deliver notice no later than the tenth day following the earlier of the day on which the Company's notice of the date of the meeting was mailed or the day on which such date was publicly disclosed. The bylaws further provide that the shareholder's notice shall set forth certain information concerning each nominee, including (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of Common Stock beneficially owned by such person on the date of the notice, and (iv) any other information relating to such person that would be required to be disclosed pursuant to Regulation 13D and Regulation 14A under the Exchange Act. In addition, the shareholder giving the notice is required to state the name and address of such shareholder and the identity of other shareholders known by such shareholder to be supporting such nominees and the extent of such shareholders' beneficial ownership of Common Stock. A majority of the continuing directors may reject a nomination by a shareholder not timely made in accordance with the requirements of the bylaws. In case of a deficiency in such shareholder's notice, the shareholder has the opportunity to cure the deficiency by providing additional information within five days of the date that such a deficiency notice is given to the shareholder. A majority of the continuing directors determines whether the deficiency has been cured by the shareholder.

                             DIRECTOR COMPENSATION

  Directors of the Company receive no cash fee for their service as directors. Non-employee directors of the Company have been granted stock options in connection with their service as directors, including options automatically granted under the Company's 1993 Director Stock Option Plan.

                              EXECUTIVE OFFICERS

  The following discussion sets forth information about the executive officers of the Company who are not directors.

                                                             Officer
Name                    Positions With Company           Age  Since
----                    ----------------------           --- -------
Reed A.
 Watson....   President and Chief Operating Officer       40    1999
Charles F.
 Karpinske..  Vice President and Chief Financial Officer  44    1996
Richard D.
 Hembree...   Vice President--Engineering                 46    1987
Jeffrey T.
 Dekko.....   Vice President--Marketing                   32    1995
Barry B.
 Van
 Lerberghe..  Vice President--Sales                       37    1995
Daniel B.
 Seebart...   Vice President--Manufacturing               52    1998

  REED A. WATSON has served as President and Chief Operating Officer of the Company since February 1999. From 1992 until joining the Company, Mr. Watson was employed by The Pillsbury Company, where he served most recently as the Vice President and General Manager of the $1.8 billion Baked Foods Division. Prior to his tenure at Pillsbury, Mr. Watson was employed in various marketing capacities at Kraft Foods, Inc.

  CHARLES F. KARPINSKE has served as the Company's Vice President and Chief Financial Officer since February 1996. Prior to joining the Company, Mr. Karpinske served as Vice President of Operations and Chief Financial Officer of Goretek Data Systems, a software development company, from April 1995 to February 1996. From August 1993 to March 1995, Mr. Karpinske was the Chief Operating Officer and Chief Financial Officer for Decision Data, a manufacturer and distributor of computer equipment. From October 1986 to July 1993, Mr. Karpinske worked for Apertus Technologies (formerly Lee Data), a manufacturer and distributor of computer equipment, serving in a number of financial positions including Chief Financial Officer, Vice President of Finance and Administration and Corporate Controller.

  RICHARD D. HEMBREE has served as chief engineer of the Company since 1986 and Vice President--Engineering since 1987. Mr. Hembree has been principally responsible for the development of new technologies incorporated into the Company's products. Mr. Hembree is named as an inventor on eight United States patents held by the Company. From 1983 to 1986, Mr. Hembree was a senior design engineer at Seagold Industries Corporation, a manufacturer of desalinators, where he designed several energy recovery pumps and was engaged in the design and development of manual desalinators and hydraulic energy recovery devices.

  JEFFREY T. DEKKO has served as Vice President--Marketing of the Company since July 1995. Mr. Dekko served as Vice President of Recreational Products for the Company from October 1994 to July 1995. Mr. Dekko directs the Company's marketing efforts in the consumer household water products category. From 1988 to October 1994, Mr. Dekko was marketing manager for General Mills, Inc.

  BARRY B. VAN LERBERGHE has served as Vice President--Sales of the Company since July 1995. Prior to joining the Company, Mr. Van Lerberghe was Western Regional Manager for Sunbeam Household Products from 1992 to 1995, and District Sales Manager for Polaroid Corporation from 1988 to 1992.

  DANIEL B. SEEBART has served as Vice President--Manufacturing of the Company since October 1998. From 1991 to September 1998, Mr. Seebart was employed by Onan, a division of Cummings Engine Company, where he served as plant manager and executive director of continuous improvement. Prior to 1991, Mr. Seebart served as a vice president at Century Manufacturing Company.

                            EXECUTIVE COMPENSATION

  The following Summary Compensation Table shows cash and other compensation paid or accrued during the last three fiscal years to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company.

                          Summary Compensation Table

                                      Annual        Long-Term
                                   Compensation    Compensation
                                 ----------------- ------------
Name and Principal                                    Awards         Other
Position                    Year  Salary  Bonus(1)  Options(#)  Compensation(2)
------------------          ---- -------- -------- ------------ ---------------
Brian F. Sullivan.........  1998 $275,000 $   --         --         $3,200
(Chairman and Chief Execu-
 tive Officer)              1997  205,000 150,000        --          3,200
                            1996  150,000     --     250,000           --
Charles F. Karpinske (3)..  1998 $161,000 $   --      10,000        $3,200
(Vice President and Chief
 Financial Officer)         1997  140,000  64,280     40,000         3,023
                            1996  112,500     --      25,000           --
Richard D. Hembree........  1998 $145,000 $   --      15,000        $2,994
(Vice President--Engineer-
 ing)                       1997  112,000  49,164     10,000         2,382
                            1996   99,900     --         --          1,996
Jeffrey T. Dekko..........  1998 $132,000 $   --       9,000        $1,333
(Vice President--Market-
 ing)                       1997  110,000  60,345     12,000         2,575
                            1996   88,500     --      14,000         1,312
Barry B. Van Lerberghe....  1998 $132,000 $   --       9,000        $2,753
(Vice President--Sales)     1997  110,000  57,020     12,000         2,491
                            1996   96,300     --      13,000         2,140

--------
(1) The executive officers of the Company are eligible to earn annual cash bonuses tied to the level of achievement of annual performance targets.
(2) Represents the Company's matching contribution under its 401(k) Retirement Savings Plan.
(3)  Mr. Karpinske's employment with the Company commenced in February 1996.

                          AGREEMENTS WITH EXECUTIVES

  The Company, GS Group and Brian F. Sullivan entered into an Executive Restriction Agreement dated July 19, 1996 in connection with the Company's sale of its 5% Convertible Notes due 2003 (the "Convertible Notes") to GS Group.

  The Company has entered into Change-in-Control Severance Pay Agreements with each of its executive officers which provide that if the executive officer's employment with the Company is terminated within 24 months following a "change-in-control" of the Company, other than termination for cause, voluntary termination by the executive officer, or termination on account of death or disability, the Company will (i) pay to the executive officer an amount equal to a multiple of his average annual compensation, including bonus, for the three-year period ending in the year in which his employment terminates, (ii) provide continued coverage under the Company's insurance programs, and (iii) pay the executive officer an amount equal to the difference between the aggregate fair market value of shares subject to stock options which are forfeited or become unexercisable as a result of his termination of employment, and the aggregate exercise price of such options. The applicable multiples of average annual compensation are three times for Mr. Sullivan, two times for Mr. Karpinske and Mr. Hembree, and one time for Mr. Dekko and Mr. Van Lerberghe. For these purposes, a "change-in-control" means (i) the dissolution or liquidation of the Company, or a merger, consolidation or other corporate reorganization in which the Company is not the surviving party; (ii) the sale of all or substantially all of the business or assets of the Company; (iii) the acquisition by any person of securities representing more than 25% of the voting power of the Company's outstanding securities; or (iv) individuals who constitute the Board of Directors at the beginning of any two-year period ceasing to constitute at least a majority of the Board of Directors, unless each new director is approved by a two-thirds vote of the directors then in office who were directors at the beginning of such period. At the Effective Time, the Change-in-Control Severance Pay Agreements for five of the seven executive officers will be cancelled.

                            RETIREMENT SAVINGS PLAN

  The Company maintains a profit sharing and savings plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), which allows employees to contribute up to 15% of their pre-tax income to the 401(k) Plan. The 401(k) Plan includes a discretionary matching contribution by the Company and provides that the Company may make an additional discretionary contribution out of profits at the end of any year. The Company made discretionary matching contributions of $61,000, $98,000 and $170,000 for 1996, 1997 and fiscal 1998, respectively. No additional discretionary contributions were made by the Company for 1996, 1997 or fiscal 1998.

                                 STOCK OPTIONS

  Since its inception, the Company has utilized stock and stock options to provide incentives and rewards to its employees and directors. The Recovery Engineering, Inc. 1986 Stock Option Plan (the "1986 Option Plan") permits the granting of awards to directors and employees of the Company in the form of stock options. Stock options granted under the 1986 Option Plan may be "incentive stock options" meeting the requirements of Section 422 of the Code or non-qualified options which do not meet the requirements of Section 422. At February 28, 1999, options for an aggregate of 17,150 Shares were outstanding under the 1986 Plan. The outstanding options are presently exercisable with respect to 15,650 Shares. No additional options may be granted under the 1986 Plan.

  The Recovery Engineering, Inc. 1994 Stock Option and Incentive Plan (the "1994 Plan") permits the granting of awards to employees, consultants and other service providers in the form of incentive stock options, non-qualified stock options and grants of restricted stock. At February 28, 1999, options for an aggregate of 1,102,432 Shares were outstanding under the 1994 Plan, and 89,343 Shares were available for grant. The outstanding stock options are presently exercisable with respect to 382,071 Shares. Awards may be granted under the 1994 Plan through January 31, 2004. The 1994 Plan may be terminated earlier by the Board of Directors in its sole discretion.

  The 1986 Option Plan and the 1994 Plan are administered by the Compensation Committee of the Board of Directors. These plans give broad powers to the Committee to administer and interpret the plans, including the authority to select the individuals to be granted awards and to prescribe the particular form and conditions of each award granted. Awards are granted on the basis of various factors, including the individual's capacity for contributing to the successful performance of the Company, the nature of the operations for which the individual is responsible, and the period for which the individual has served or will have served the Company at the vesting of the award.

  The following table shows certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during the Company's 1998 fiscal year.

                       Option Grants in Last Fiscal Year

                                                                                Potential
                                                                            Realizable Value
                                                                            at Assumed Annual
                                                                             Rates of Stock
                                                                                  Price
                                                                            Appreciation for
                                         Individual Grants                   Option Term (1)
                          ------------------------------------------------- -----------------
                                       Percent of Total
                                       Options Granted  Exercise
                            Options    to Employees in   Price   Expiration
Name                      Granted (#)    Fiscal Year     ($/Sh)     Date     5% ($)     10% ($)
----                      -----------  ---------------- -------- ---------- -------- --------
Brian F. Sullivan.......       --            --             --          --       --       --
Charles F. Karpinske....    10,000(2)        5.0%        $23.38  01/12/2008 $147,004 $372,537
Richard D. Hembree......    15,000(2)        7.5%        $23.38  01/12/2008 $220,506 $558,806
Jeffrey T. Dekko........     9,000(2)        4.5%        $23.38  01/12/2008 $132,304 $335,284
Barry B. Van Lerberghe..     9,000(2)        4.5%        $23.38  01/12/2008 $132,304 $335,284

--------
(1) Represents the potential net realizable value of each grant of options assuming that the market price of the underlying Common Stock appreciates in value from its fair market value on the date of grant to the end of the option term at the indicated annual rates.

(2) Each option was granted on January 12, 1998 and vests with respect to 25% of the option shares on the first, second, third and fourth anniversaries of the grant date.

  The following table shows information for the executive officers named in the Summary Compensation Table regarding the exercise of stock options during fiscal 1998 and the number and value of unexercised stock options held by as of the end of fiscal 1998.

  Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

                                                                               Value of Unexercised
                            Shares                   Number of Unexercised     In-the-Money Options
                          Acquired on               Options at Year-End (#)     at Year-End ($)(1)
                           Exercise      Value     ------------------------- -------------------------
                              (#)     Realized ($) Exercisable/Unexercisable Exercisable/Unexercisable
                          ----------- ------------ ------------------------- -------------------------
Brian F. Sullivan.......      --          --            121,500/250,000                $0/$0
Charles F. Karpinske....      --          --              41,250/33,750                $0/$0
Richard D. Hembree......      --          --              58,750/16,250                $0/$0
Jeffrey T. Dekko........      --          --              26,250/19,750                $0/$0
Barry B. Van Lerberghe..      --          --              23,750/22,250                $0/$0

--------
(1) The December 31, 1998 closing price of $6.63 per share as reported on the NASDAQ/NMS was less than the exercise price of all of the options held by the executive officers named in the Summary Compensation Table.

  Mr. Sullivan has agreed that 35,000 of his 250,000 options will be cancelled at the Effective Time without payment and that the Merger Consideration payable to Mr. Sullivan at the Effective Time with respect to the remaining 215,000 options will be reduced by an amount equal to the principal and accrued interest on Mr. Sullivan's promissory note dated April 18, 1997, payable to the Company, whereupon the Company will cancel and discharge all of Mr. Sullivan's obligations thereunder.

                          DIRECTOR STOCK OPTION PLAN

  The Company's 1993 Director Stock Option Plan (the "Director Option Plan") provides for the automatic granting of an option for shares of Common Stock to each non-employee director of the Company on the date of his or her initial election or appointment as a director, and additional options on the date of each annual meeting of shareholders at which the director is re-elected by the shareholders. The number of Shares covered by such options was 1,000 Shares per grant through 1996, and 4,000 Shares per grant for 1997 and subsequent years. The exercise price of options granted under the Director Option Plan is equal to 85% of the fair market value of the Common Stock on the date of grant. At February 28, 1999, options for an aggregate of 61,000 Shares were outstanding under the Director Option Plan and 53,000 Shares were available for grant.

                         EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1994 Stock Purchase Plan permits eligible employees to make voluntary contributions through payroll deductions, to be used to purchase Common Stock from the Company on a monthly basis at a price equal to 85% of the fair market value of a share of Common Stock on the purchase date. The number of Shares that an employee may purchase under the Stock Purchase Plan may not exceed 500 Shares during any calendar year, and the aggregate purchase price of Shares purchased by any employee under the Stock Purchase Plan may not exceed $10,000 during any calendar year. The Company issued 6,874 Shares, 9,501 Shares and 21,068 Shares under the Stock Purchase Plan in 1996, 1997 and fiscal 1998, respectively.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Decisions and recommendations regarding compensation paid to the Company's executive officers in 1998 were made by a Compensation Committee consisting of John E. Gherty, Sanjay H. Patel and William F. Wanner, Jr., each of whom is a non-employee director of the Company. Brian F. Sullivan, the only executive officer of the Company who serves on the Board of Directors, abstains from voting on compensation matters affecting his compensation.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  The Company's directors, executive officers and any persons holding more than 10% of the outstanding Common Stock are required to file with the Commission reports concerning their initial ownership of Common Stock and any subsequent changes in such ownership. The Company believes that during 1998 the filing requirements were satisfied on a timely basis by all such persons, except as follows: two transactions by Mr. Patel and one transaction by Dr. Zeckhauser were not reported on a timely basis. In making this disclosure, the Company has relied solely on written representations of its directors, officers and beneficial owners of more than 10% of the Common Stock and copies of the reports they have filed with the Commission and furnished to the Company.

                             CERTAIN TRANSACTIONS

  Pursuant to the Securities Purchase Agreement, the Company issued to GS Group $15.0 million principal amount of the Convertible Notes. The Convertible Notes are convertible into shares of Common Stock at a conversion price of $14.85 per share. The Convertible Notes include certain reset rights which provide for an adjustment of the conversion price if at the time the Convertible Notes are converted into Common Stock, the market price of the Common Stock is below certain levels. The Convertible Notes may be converted into Common Stock at any time at the option of GS Group or, if certain conditions are satisfied, after January 18, 2000, by the Company. The Convertible Notes bear interest at the rate of 5% per annum, payable quarterly on

March 31, June 30, September 30, and December 31 in each year, commencing September 30, 1996. If not converted, the principal amount of the Convertible Notes is payable in annual installments starting August 1, 2001. The Convertible Notes may be prepaid in whole or in part at any time by the Company, without penalty, provided that if less than the entire indebtedness evidenced by the Convertible Notes is to be prepaid by the Company, it must offer to repay the Convertible Notes pro rata from each holder thereof.

  Under the Securities Purchase Agreement, for so long as at least 25% of the initial amount of Convertible Notes remain outstanding and GS Group holds at least a majority of the outstanding Convertible Notes, at each meeting for the election of directors of the Company, the Company is to use its best efforts to cause to be elected to, and maintained as a member of, the Board of Directors, one person designated by GS Group. The representative is to be a member of the Company's executive and finance committees, if any, or any other committee performing substantially similar functions and, upon request by the representative, any other committee of the Board of Directors. The Company has also agreed that if, at any time, GS Group does not have a representative on the Board of Directors, GS Group will be entitled to have an observer present at all meetings of the Board. Robert R. Gheewalla currently serves as a director of the Company as the designee of GS Group.

  In connection with the sale of the Convertible Notes, the Company, GS Group and Brian F. Sullivan entered into an Executive Restriction Agreement, dated July 19, 1996. The Executive Restriction Agreement prohibits, subject to certain exceptions, Mr. Sullivan's sale of Common Stock until July 19, 1998. After that date, Mr. Sullivan may not sell or otherwise transfer in any transaction more than 25% of the Common Stock (including Shares subject to stock options) which he held as of July 19, 1996 unless the holders of the Convertible Notes are allowed to participate in such sale on a pro rata basis. Under the Executive Restriction Agreement, Mr. Sullivan also has agreed to refrain from competing with the Company for three years after (i) his employment with the Company is terminated for cause or (ii) he resigns from the Company other than for good reason (as defined in the Executive Restriction Agreement).

  In April 1997, Mr. Sullivan exercised stock options for an aggregate of 199,000 shares of Common Stock, and paid the exercise price of the options by delivering to the Company his promissory note dated April 18, 1997, in the principal amount of $497,500. The note bears interest at the rate of 9.25% per annum, and matures on June 30, 2001.

                     REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors (the "Committee") is composed of non-employee directors of the Company. For 1998 the Committee consisted of John E. Gherty, Sanjay H. Patel and William F. Wanner, Jr. The Committee is responsible for assuring that compensation for executives is consistent with the Company's compensation philosophy. The Committee also administers and makes grants under the Company's stock option plans with respect to the Company's executive officers.

  The Company's executive compensation program is based on a pay-for-performance philosophy. Under the Company's program, an executive's compensation consists of three components: base salary, an annual incentive (bonus) payment, and long-term incentives (principally stock options). Base salaries generally are set at levels competitive with base salaries for comparable positions in the marketplace. In addition, base salaries reflect the executive's individual job responsibilities, his or her sustained performance in fulfilling those responsibilities and the impact of such performance on the business results of the Company. Base salaries for executive officers were increased for 1998 based on the Company's achievements in the market for household water filter products and the additional responsibilities assumed by the executive officers in connection with the growth of the Company's operations. Mr. Sullivan's base salary was increased for 1998 based on the Company's achievements and to more nearly align his base salary with those of chief executive officers of comparable companies.

  Payments under the Company's management bonus program are tied to the level of achievement of performance objectives for business functions under the executive's direction and performance objectives for the

Company as a whole. Performance objectives are based on the Company's annual strategic plan as reviewed by the Board of Directors. An executive's annual bonus potential is a percentage of his or her base salary and, for executives other than Mr. Sullivan, is based on the achievement of various operating objectives. Mr. Sullivan is eligible to earn a cash bonus based on the Company's net income before income taxes. No bonuses were earned by any of the executive officers in fiscal 1998.

  The Company's long-term incentives are in the form of stock options. The objective of these awards is to advance the longer term interests of the Company and its shareholders, complement incentives tied to annual performance, and align the interests of executives more closely with those of shareholders. The Company also believes that the entrepreneurial character of its executives makes the long-term incentives provided by its stock option program especially significant in the motivation and retention of its executives. The number of stock options awarded to an executive is based on the executive's position and his or her performance in that position. The executive's right to the stock options generally vests over a four-year period and each option is exercisable, to the extent it has vested, over a ten-year period following its grant. In the case of Mr. Sullivan, a significant portion of his stock options vest upon the achievement of certain sales and income objectives established by the Committee.

  The Committee believes that the Company's executives are focused on the attainment of a sustained high rate of growth and profitability for the benefit of the Company and its shareholders, and that the Company's compensation program, with its emphasis on performance-based and long-term incentive compensation, serves to reinforce this focus.

                                          By the Compensation Committee

                                          John E. Gherty
                                          Sanjay H. Patel
                                          William F. Wanner, Jr.

                               PERFORMANCE GRAPH

  The following graph shows changes during the five-year period ended December 31, 1998, in the value of $100 invested in: (1) the Common Stock; (2) the CRSP Total Return Index for The Nasdaq Stock Market (US); and (3) Nasdaq Non-Financial Stocks. The values of each investment as of the dates indicated are based on share prices plus any dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes.







[GRAPH]

                         12/31/93 12/30/94 12/29/95 12/31/96 12/31/97 12/31/98
                         -------- -------- -------- -------- -------- --------
Recovery Engineering,
 Inc. .................. $100.00  $149.49  $123.23  $ 56.57  $197.98  $ 53.54
CRSP Index for Nasdaq
 Stock Market (US)...... $100.00  $ 97.75  $138.26  $170.01  $208.30  $293.52
Nasdaq Non-Financial
 Stocks................. $100.00  $ 96.16  $134.03  $162.84  $190.73  $280.01

                     BENEFICIAL OWNERSHIP OF COMMON STOCK

  The following table shows information as of August 25, 1999, regarding the beneficial ownership of shares of Common Stock by (i) each shareholder known by the Company to own beneficially more than five percent (5%) of the Common Stock, (ii) each director or nominee for director of the Company, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group.

Name and Address of Beneficial        Number of Shares          Percent of
Owner                              Beneficially Owned (1) Outstanding Shares (2)
------------------------------     ---------------------- ----------------------
Certain investment funds
 affiliated with
The Goldman Sachs Group, L.P.            1,027,101                14.5%
 (3).............................
 85 Broad Street
 New York, NY 10004
Wanner Engineering, Inc. (4).....          596,100                 9.9%
 1204 Chestnut Avenue
 Minneapolis, MN 55403
US Trust Company of New York               570,100                 9.4%
 (5).............................
 114 West 47th Street
 New York, NY 10036
Safeco Corp. (6).................          446,750                 7.4%
 4333 Brooklyn Avenue NE
 Seattle, WA 98185
Ashford Capital Management Inc.            372,400                 6.2%
 (7).............................
 P.O. Box 4172
 Wilmington, DE 19807
Directors and executive officers:
Brian F. Sullivan (8)(9).........          530,000                 8.6%
Charles F. Karpinske (8).........           41,299                    *
Richard D. Hembree (8)...........          134,973                 2.2%
Jeffrey T. Dekko (8).............           28,831                    *
Barry B. Van Lerberghe (8).......           30,804                    *
Robert R. Gheewalla (8)(10)......           12,000                    *
John E. Gherty (8)(11)...........           72,247                 1.2%
Sanjay H. Patel (8)(12)..........           16,700                    *
William D. Thompson (8)..........           29,000                    *
William F. Wanner, Jr. (8)(13)...          662,150                10.9%
Richard J. Zeckhauser (8)(14)....           99,500                 1.6%
All directors and executive
 officers as a group
 (13 persons, including those
 named above) (8)................        1,657,504                25.7%

--------
*  Less than one percent.
(1) Each person has sole voting and sole power with respect to all outstanding Shares, except as noted.
(2) Based on 6,044,601 Shares outstanding at August 25, 1999. Such amount does not include 2,369,768 shares of Common Stock issuable upon exercise of stock options and warrants or conversion of the Convertible Notes outstanding at August 25, 1999. Each figure showing the percentage of outstanding Shares owned beneficially has been calculated by treating as outstanding and owned the Shares which could be purchased by the indicated person(s) within 60 days upon the exercise of existing stock options or the conversion of the Convertible Notes.
(3) Reflects information included on a Schedule 13D, dated April 30, 1998, filed with the Commission by certain investment partnerships, of which GS Group is the general partner, managing general partner, managing partner or investment manager. Includes (i) 1,010,101 Shares which may be acquired upon the

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

   conversion of the Convertible Notes owned by the investment partnerships, and (ii) 17,000 Shares subject to options held for the benefit of GS Group by Mr. Gheewalla and Mr. Patel (see Notes 8, 11 and 13). Includes the Convertible Notes held of record by GS Capital Partners II, L.P., currently convertible into 633,766 Shares, the Convertible Notes held of record by GS Capital Partners II Offshore, L.P., currently convertible into 251,948 Shares, the Convertible Notes held of record by Stone Street Fund 1996, L.P., currently convertible into 60,191 Shares, the Convertible Notes held of record by Bridge Street Fund 1996, L.P. , currently convertible into 40,819 Shares, and the Convertible Notes held of record by Goldman, Sachs & Co. Verwaltungs GmbH, currently convertible into 23,377 Shares. Does not include up to 367,309 aggregate Shares in respect of certain reset rights held by the investment partnerships. The reset rights are created in certain events through an adjustment of the conversion price applicable to the Convertible Notes. GS Group disclaims beneficial ownership of the Shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates.
 (4) Mr. Wanner, a director of the Company, is a director, officer and principal shareholder of Wanner Engineering, Inc. Such Shares are also included in the Shares beneficially owned by Mr. Wanner.
 (5) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 12, 1999, filed by such company with the Commission, which indicates that the shareholder has shared voting power and shared dispositive power with respect to said Shares.
 (6) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 11, 1999, filed by such company with the Commission, which indicates that the shareholder has shared voting power and shared dispositive power with respect to said Shares.
 (7) Reflects information as of December 31, 1998, based on a Schedule 13G, dated February 2, 1999, filed by such company with the Commission, which indicates that the shareholder has sole voting power and sole dispositive power with respect to said Shares.
 (8) Includes Shares which could be purchased within 60 days upon the exercise of stock options as follows: Mr. Sullivan, 121,500 Shares; Mr. Karpinske, 41,250 Shares; Mr. Hembree, 103,750 Shares; Mr. Dekko, 26,250 Shares; Mr. Van Lerberghe, 26,750 Shares; Mr. Gheewalla, 12,000 Shares; Mr. Gherty, 14,000 Shares; Mr. Patel, 13,000 Shares; Mr. Thompson, 14,000 Shares; Mr. Wanner, 8,000 Shares; Dr. Zeckhauser, 15,000 Shares; and all directors and executive officers as a group, 395,500 Shares.
 (9) Mr. Sullivan's address is 9300 North 75th Avenue, Minneapolis, MN 55428.
(10) Includes 12,000 Shares subject to options held for the benefit of GS Group. Does not include other securities that may be deemed to be beneficially owned by GS Group (see Note 3). Mr. Gheewalla, a director of the Company, is an associate of Goldman, Sachs & Co., the investment manager for certain of the investment partnerships. Mr. Gheewalla disclaims beneficial ownership of such securities.
(11) Includes 10,701 Shares held by Mr. Gherty as custodian for his minor children.
(12) Includes 5,000 Shares subject to options held for the benefit of GS Group with which Mr. Patel was previously associated. Mr. Patel disclaims beneficial ownership of such securities.
(13) Includes 2,200 Shares held by Mr. Wanner as trustee for members of his family and 596,100 Shares owned by Wanner Engineering, Inc., of which Mr. Wanner is a director, officer and principal shareholder.
(14) Includes 25,000 Shares owned by Dr. Zeckhauser's wife. Dr. Zeckhauser, having no voting or dispositive powers with respect to such Shares, disclaims beneficial ownership of such Shares.

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